14

04024437

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Highveld Steel & Vanadium

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2004
THOMSON FINANCIAL

FILE NO. 82- 596 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	***AR/S (ANNUAL REPORT)***	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/20/04

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

82-596

04 APR 14 7:21

ARIS
12-31-03



ANNUAL REPORT 2003

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Registration Number: 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za
("Highveld")

A member of the Anglo American plc group

CONTENTS

GROUP HISTORY

In 1957 Minerals Engineering of Colorado opened a plant at Witbank designed to produce approximately 1.4 million kilograms of vanadium pentoxide annually. In November 1959 Anglo American Corporation of South Africa Limited acquired a two-third share in Minerals Engineering and in August 1960 the company's name was changed to Transvaal Vanadium Company (Proprietary) Limited.

The Highveld Development Company Limited was established on 19 May 1960 to investigate the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium-bearing slag. In November 1964 the company embarked on a programme to build an integrated iron and steel works near Witbank. The name of the company was changed to Highveld Steel and Vanadium Corporation Limited ("Highveld") on 11 June 1965.

Following the acquisition of the remaining shareholding of Transvaal Vanadium Company (Proprietary) Limited, this company, in August 1966, became a division of Highveld and the largest vanadium producer in the world. Another South African vanadium producer, Transvaal Alloys (Proprietary) Limited was acquired on 1 January 1994.

In 1976 Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited. The remaining interest was acquired in 1985 and Transalloys now operates as a division of Highveld, producing manganese alloys.

During 1978 Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston. The plant had moved to Witbank in 1926 and Rand Carbide now operates as a division of Highveld, producing ferrosilicon and various carbonaceous products.

The group acquired Rheem South Africa (Proprietary) Limited, a company involved mainly in the manufacture of drums, pails and crown closures, in 1985. It operated as a division of Highveld until the various parts were sold partly effective from 1 January 2002 and the rest early 2003.

In 1991 the group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel & Alloys (Proprietary) Limited in partnership with Samancor Limited resulting in the formation of the Columbus Joint Venture. The partners each sold a one-sixth share of the Joint Venture to the Industrial Development Corporation in 1993 and the new plant of Columbus Stainless started production in 1995. Highveld, with effect from 1 January 2002, disposed of 64 per cent of its interest in Columbus Stainless, thereby retaining a 12 per cent interest in Columbus and acquiring a 2.9 per cent interest in the share capital of Acerinox,S.A., a Spanish company listed on the Madrid stock exchange.

Hochvanadium Holding AG and a wholly-owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

Ore for the steelworks and Vanchem is obtained from the corporation's Mapochs mine near Roossenekal in Mpumalanga.

Years to 31 December		2003	2002
Revenue	R'000	**3 701 996**	4 011 745
Operating profit	R'000	**85 112**	360 834
Headline earnings	R'000	**53 828**	252 288
Basic earnings per share	cents	**66.3**	245.9
Headline earnings per share	cents	**55.0**	258.4
Dividends per share attributable to calendar profits	cents	**20.0**	135.0
Crude carbon steel production	tons	**877 405**	951 921
Total rolled product	tons	**578 035**	701 087
Vanadium slag production	tons	**69 814**	74 395
Manganese alloys production	tons	**151 944**	170 099
Ferrosilicon production	tons	**55 453**	59 049
Number of employees at year-end *		**3 938**	4 192
Gross revenue per man-year *	R'000	**919.7**	946.6
Net cash generated by operations	R'000	**296 088**	463 910

*** Joint ventures excluded.**

Headline earnings per share (cents)


300
250
200
150
100
50
0
1995 1996 1997 1998 1999 2000 2001 2002 2003

Dividends per share attributable to calendar profits (cents)


300
250
200
150
100
50
0
1995 1996 1997 1998 1999 2000 2001 2002 2003

SHAREHOLDERS ANALYSIS

as at 31 December 2003						
Shareholders spread	Number of shareholders in South Africa		Number of shareholders other than in South Africa		Total shareholders	
SHAREHOLDER TYPE	**Number**	**%**	**Number**	**%**	**Number**	**%**
Public:						
Certificated	721	45.37	50	3.15	771	48.52
Electronic	762	47.96	55	3.46	817	51.42
Non-Public:						
Anglo South Africa Capital (Proprietary) Limited (being the only shareholder interested in 10% or more of securities as per the JSE listing requirements)	1	0.06	0	0.00	1	0.06
Total	1 484	93.39	105	6.61	1 589	100

HIGHVELD SHARES HELD BY DIRECTORS	**2003**	2002	2001
E Barnardo	**100***	100*	100*
TE Jones	**100***	100*	100*
L Matteucci	**100***	100*	100*
AJ Pienaar	**100***	100*	100*
M Winstanley	**100***	100*	100*

* Non-beneficial shareholding

LIST OF MAJOR SHAREHOLDERS HAVING A DIRECT OR INDIRECT BENEFICIAL INTEREST IN 5% OR MORE OF THE CORPORATION'S ISSUED SHARES	**Shares**	**%**
Anglo South Africa Capital (Proprietary) Limited (The ultimate holding company is Anglo American plc)	78 342 388	80.01

ORDINARY SHARE PERFORMANCE ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA

Years to 31 December	**2003**	2002	2001	2000	1999
Market price per share (cents)					
– year-end	**1 530**	1 735	1 600	1 350	2 065
– highest	**1 800**	1 950	1 850	2 750	2 200
– lowest	**1 200**	1 550	1 170	1 180	1 180
Number of ordinary shares in issue (000)	**97 914**	97 736	97 591	97 558	97 345
Number of deals recorded	**1 259**	1 448	1 790	2 584	2 518
Volume of shares traded (000)	**6 453**	13 569	11 964	13 400	13 652
Volume of shares traded as a percentage of total issued shares (%)	**6.59**	13.88	12.26	13.74	14.02
Earnings yield (%) *	**3.59**	14.89	1.61	8.79	3.20
Dividend yield (%) *	**1.31**	7.78	0.94	3.70	1.45
Price: Earnings ratio *	**27.81**	6.71	61.77	11.38	31.24

* Based on year-end price, headline earnings and dividends attributable to calendar profits.

Notice is hereby given that the forty-third annual general meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at the AGM room, 44 Main Street, Johannesburg, on 7 May 2004 at 11:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2003. The auditors' opinion is available for inspection at the corporation's registered address.

2. To appoint Deloitte & Touche as auditors of the corporation to hold office until the conclusion of the next annual general meeting.

3. To elect directors in accordance with the provisions of the corporation's Articles of Association. The curriculum vitae of the directors standing for re-election are included in the Directors' Report.

4. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the Directors' Report, as an ordinary resolution:

   "That the directors be and they are hereby authorised, subject to the provisions of the JSE listing requirements:

   To allot and issue, after providing for the requirements of the Share Option Scheme, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."

5. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons of which are stated in the Directors' Report, as an ordinary resolution:

   "That the maximum amount to which the directors are empowered to increase the fees payable in terms of Article 73 of the Articles of Association of the corporation, be increased in the case of each director from R25 000 to R75 000 per annum and in the case of the chairman the additional sum from R5 000 to R40 000 per annum, or such sums as may be determined in the annual general meeting."

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the corporation. **A Form of Proxy** must be lodged with the share transfer secretaries of the corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a form of proxy will not preclude a member from attending the meeting.

A form of proxy is included in the end of this report.

Shareholders who have already dematerialised their shares must use the attached **Voting Instruction Form** for the purpose of advising their CSDP or broker of their voting instructions. If however such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker. Holders of dematerialised shares in their own name, who are unable to attend the annual general meeting but who wish to be represented thereat, must lodge a **Form of Proxy** with the share transfer secretaries of the corporation not less than 48 hours before the time set for the meeting.

By order of the Board
Highveld Steel and Vanadium Corporation Limited

J THEISS
Company Secretary

Witbank
5 March 2004

Business address:
Highveld Steel and Vanadium Works
Old Pretoria Main Road,
Witbank, Mpumalanga

Postal address:
P O Box 111, Witbank, 1035

Registered office:
Portion 29 of the farm
Schoongezicht, No. 308 JS
Witbank, Mpumalanga

Share transfer secretaries:
Computershare Limited
70 Marshall Street,
Johannesburg, 2001

Shareholders' diary	
Financial year-end	31 December
Financial statements – publication dates:	
– Annual profit announcement and distributions to shareholders	10 February 2004
– Annual financial statements	5 March 2004
Annual general meeting	7 May 2004
Interim report	August 2004

Distributions to shareholders		
Financial year 2003		
Final	Approved	10 February 2004
	Payable	8 March 2004
Financial year 2004		
Interim	To be approved	August 2004
	Payable	September 2004

DIRECTORATE

Directors		Alternate directors
TE Jones	*(Chairman)***	
AJ de Nysschen	*(Chief Executive Officer)****	
DD Barber	**	
E Barnardo	***	
I Botha	**	
L Boyd	**	
CB Brayshaw	*	
CJ Colebank	**	
G Gomwe	**	
A Harris	**	
L Matteucci	***	
NB Mbazima	**	GF Young **
DR Motsepe	*	
AJ Pienaar	***	
BJT Shongwe	*	
M Winstanley	***	

* Independent   ** Non-Executive   *** Executive

EXECUTIVE COMMITTEE

AJ de Nysschen	*(Chairman)*
E Barnardo	*(Steel)*
H Cochius	*(Human resources and SHE)*
BK Marshall	*(Iron and mines)*
L Matteucci	*(Finance)*
EA Oehmen	*(Vanchem and vanadium sales)*
AJ Pienaar	*(Technical and vanadium)*
J Theiss	*(Company secretary)*
MA van Rooyen	*(Technical)*
JP Visagie	*(Mills and steel marketing)*
M Winstanley	*(Ferro-alloys)*

FINANCIAL RESULTS

The reporting period was characterised by a strong Rand which resulted in substantially lower revenue for all group exports. The strength of the currency and the high real South African interest rates contributed to lower local sales.

Rand costs remained stubbornly high exacerbated by above inflation increases from parastatal companies. These factors effectively eliminated operating margins. As a consequence group operating profit, after releasing R54.6 million from provisions, decreased to R85.1 million from R360.8 million in 2002.

The profit attributable to Highveld shareholders was R64.8 million compared to R240.1 million in 2002. This was after a tax charge of R15.2 million (2002 : R122.0 million).

Headline earnings for the full year were R53.8 million, nearly 79 per cent down on the previous year's R252.3 million. This was equivalent to 55 cents per share (2002 : 258.4 cents per share).

The net cash outflow for the year was R326.3 million in 2003 (R401.3 million net inflow in 2002) predominantly as a result of the tax payment of R286.9 million relating mainly to the recoupment on the sale of the stainless steel operations. This resulted in net borrowings of R423.3 million at year-end compared to R96.9 million at the end of 2002.

In view of the results achieved, the Board has decided to pay a final dividend of 20 cents (2002 : 90 cents).

CARBON STEEL AND VANADIUM

World crude steel output as reported by the International Iron and Steel Institute continued to rise steadily throughout the year, recording a 6.7 per cent increase in 2003 to 945 million tons. This beat the previous record of 885 million tons produced in 2002. Output in China has risen by over 21 per cent during the same period.

Demand for vanadium was strong during the year, driven by a world steel industry producing at record levels. Nevertheless for most of the period US dollar prices drifted up and down in a range which was unprofitable at the exchange rate and prevailing Rand costs. This was disappointing in the light of the announcement of the closure of the only Australian vanadium operation at the end of 2002, but was partly due to the change in ownership of Vanady Tulachermet. Following recommissioning of its operation the Russian producer subsequently had to find its place in the market.

In the closing weeks of 2003 US dollar vanadium prices moved up strongly to viable levels as a result of three factors. Firstly, there was a delayed response to the weakness of the US dollar, secondly, significant enquiries emanated from China and finally Xstrata announced the closure of another of its plants, this time in South Africa.

Production at Vanchem increased during the year following the refurbishment of kiln no.1 and its re-commissioning during April. The chemical plant was also upgraded with beneficial effect and the achievement of record production levels. The plant for the ferrovanadium joint venture, South Africa Japan Vanadium (Proprietary) Limited, with Japanese partners Nippon Denko and Mitsui, was successfully commissioned during July. This produces various grades of ferrovanadium for the Japanese market and above budget production levels were achieved.

Uses for vanadium other than in steel continued to show promise and specifically with two vanadium redox batteries now in service further enquiries for electrolyte were received.



Automated packaging operation of new ferrovanadium plant

The strong international demand for steel caused steel prices in US dollar terms to improve considerably. In some products, for example billets, record price levels were achieved. Unfortunately, the dramatic strengthening of the Rand versus the US dollar more than offset improved export steel price levels. As a result of strong demand in China and the East, most of the group's export volume was shipped into those regions.

The continued appreciation of the Rand, together with high interest rates in the earlier part of the year, resulted in stock reduction campaigns in the domestic steel industry which were completed in the last quarter of 2003. This, together with underlying low consumption, had a major impact on domestic orders and despatches were considerably down on the record levels of 2002.

Specifically in the domestic market, demand for structural products remained very depressed, mainly as a result of the delay in a number of capital projects, and consequently the structural mill operated at reduced levels to the year-end.

Under these circumstances and due to Eskom's policy of steeply increasing electricity tariffs in the winter months, iron production was reduced in July and August 2003.

FERRO-ALLOYS

The export prices of manganese ferro-alloys generally maintained a firm trend in US dollar terms throughout the year. Silicomanganese prices in the United States progressively increased whereas a softer European market recovered strongly in the fourth quarter. Medium carbon ferromanganese prices showed some deterioration during the latter part of the year.

It should, however, be noted that despite historically acceptable US dollar prices, the Rand returns were eroded by the exchange rate movement.

Production at Transalloys was unsatisfactory with furnace availability problems in the silicomanganese operation and an extended outage of the medium carbon ferromanganese operation due to damage caused by a fire.

Full production was maintained at Rand Carbide with satisfactory output of ferrosilicon, which was mainly consumed in the local market.

The output of carbonaceous products was flexed to meet internal consumption and domestic demand.

MANPOWER

The restructuring of work methods and work teams gained significant momentum during 2003 and this drive included the strengthening of supervision on shift. This is part of continuous productivity improvement which is essential to the corporation's efforts to remain competitive in a global environment.

The corporation reviewed the current internal medical aid scheme by contracting a firm of actuarial consultants to investigate its future viability and alternatives. A lengthy process of investigation and consultations, including ballots on each issue culminated in members voting overwhelmingly in favour of the dissolution of the Highveld Medical Scheme and moving to a suitable open scheme. Employees and pensioners of the corporation who were members thus joined a national open scheme with effect from 1 January 2004.



Casting of bloom in modernized casting machine

Good progress was made with employment equity in the Highveld group and the corporation is meeting the targets set by its major shareholder for the management level. Employment equity matters and the development of employees with potential, continue to be addressed in the divisional committees for human resource development. At year-end the representation of the designated group in terms of employment equity was 55.6 per cent of craft and related trade workers and 44.1 per cent of management. Active steps are being taken to achieve black advancements at more senior levels. Statutory requirements in terms of the Employment Equity Act and Skills Development Act were completed timeously.

The corporation spent R23.2 million during 2003 on training and development as well as tertiary bursaries and this represented 3.4 per cent of the direct labour cost for 2003.

SAFETY, HEALTH, ENVIRONMENTAL AND QUALITY

The safety drive to reduce injuries in the work place continued. It is pleasing to report that no fatalities occurred during the year. Of the sixteen divisions in the group, four achieved a zero lost time injury frequency rate (LTIFR) and four divisions achieved or did better than the target LTIFR of 0.35 for the year. Disappointingly the overall group LTIFR for 2003 was 0.54 which was mainly due to several incidents concentrated in two divisions. A focused behaviour based safety effort is in place throughout the corporation. The group LTIFR target for 2004 is 0.30.

Building from a sound base of HIV/AIDS awareness the thrust in 2003 was toward voluntary counselling and testing (VCT) and at year-end 29 per cent of the total work force of 3 938 employees had undergone VCT. A policy for the administering of Anti-Retroviral Treatment (ART) was put in place at the end of July 2003 and four employees are receiving ART. Together with Anglo American plc, Highveld is networking with loveLife, an organisation involved in HIV/AIDS initiatives in many communities, with a view to extend assistance to communities around the corporation's operations.

The corporation places a high premium on the health of its employees and to this end a wellness programme stretching beyond the demands of HIV/AIDS is being put in place to assist employees in leading healthier lifestyles for the benefit of the individual and the corporation. This drive will gain further momentum in 2004.

It is pleasing to note that the steelworks complex and Mapochs mine have both been recommended for ISO 14001 certification by the certification authority. Success will mean that all divisions in the group will be ISO 14001 certified.

In terms of good corporate governance Highveld has programmes in place to reduce the use of natural resources, with particular focus on water consumption. A target of 10 per cent reduction in water consumption in the group has been set for 2004. The level of the Witbank dam, which supplies water to most of the group's divisions has been critically low for some time and at the end of December 2003 stood at 30 per cent. An emergency reservoir was constructed at the steelworks to provide water for a short period of time in case of an interruption of supply.

Regular liaison meetings are held with local community representatives and interested parties, to discuss environmental concerns with open and frank feedback being given on the programmes in place.

BLACK ECONOMIC EMPOWERMENT

During 2003, goods and services worth R162 million were purchased from a total of 83 black empowerment enterprises and a business development officer was appointed to assist with the BEE initiative.

The Spitskop quarry which supplied silica quartz to the group was sold to a BEE company with a committed supply agreement.

Further discussions were held with the community located on the farm Aapjesboom, Limpopo Province, to establish the viability of creating a small scale mining operation in co-operation with the community. These discussions were problematic due to a dispute between two tribal leaders in the area which it is hoped will be resolved soon.

INVESTMENTS

The corporation has holdings of 2.9 per cent in Acerinox, S.A. currently worth R607 million and 12 per cent in Columbus Stainless (Proprietary) Limited. Acerinox is the controlling shareholder in Columbus and is a major stainless steel producer based in Spain with facilities in the European Union, United States and South Africa.

The performance of both these companies was negatively affected by high nickel prices and Columbus by the strong Rand resulting in both companies' earnings being lower than in 2002. No dividend was paid by Columbus but dividends and share premium distribution amounting to R16.5 million were received from Acerinox (2002 : R5.9 million).

OUTLOOK

The demand for vanadium in 2004 is likely to be strong as a result of sustained world production and consumption of steel, as well as the trend to the use of more sophisticated micro-alloyed steels, particularly in China. This vanadium demand will be met by existing world production capacity. It is pleasing to note that the significant oversupply which existed for the last few years has been minimised by the final closure early in 2003 of the only Australian producer, followed at year-end by the closure of Xstrata's Vantech facility in South Africa.

Coupled with a weak US currency it is expected that the average US dollar price for vanadium products will be significantly improved in 2004.

Real interest rates in South Africa remain high. However the reduction which took place in nominal rates during 2003, together with the current slight weakening of the Rand, should lead to improved local steel consumption. The completion of stock reductions by domestic steel merchants should translate quickly into improved South African steel sales for the group.

Export steel prices are expected to remain firm in US dollar terms on the basis of strong demand and a weak dollar. Whether these returns will be attractive will depend on the relative strength of our South African currency.

During 2003 a modernised casting machine was brought into production in the steel plant as part of the continued attention to issues of improved plant performance and cost reduction. This will show benefits during the current year.

The volatility of the South African currency has proved to be a major negative factor both to individual companies and to the growth of the South African economy in the past two and a half years.

The strength or weakness of the Rand relative to the major currencies of the world and the currencies of competitors in our products remains the key uncertainty affecting the prospects for the group.



Section of modernized casting machine in the steel plant

Conditions going into 2004 are much more favourable for the group and provided the Rand does not strengthen further against the Euro or the US dollar it is expected that earnings will show a substantial improvement in 2004 over the previous year.

GENERAL

Several non-executive directors left the Board during the year and I thank Messrs AJ Trahar, BE Davison and EK Diack for their contribution to the corporation's affairs. Mr JA Chegwidden, an executive director also retired during the year after 35 years of service and I thank him for his valuable contribution during the ten years of his directorship and wish him a long and healthy retirement.

It is with pleasure that I welcome Messrs PM Baum, AJ de Nysschen and NB Mbazima to the Board and look forward to their contribution.

2003 was a difficult year due to adverse trading conditions nevertheless significant progress was made on cost savings and efficiencies. I thank the employees for their efforts under these challenging circumstances.

TE Jones
Witbank
10 February 2004

The board confirms its commitment to achieving high standards of Corporate Governance based on local and international acceptable corporate practice. This includes commitment to material compliance with the King Report on Corporate Governance for South Africa, published in March 2002 (King II Report) and the previously published King I Report.

As provided for in the King II Report, the board in 2003 adopted a Board Charter, the material terms of which are reflected below.

The board affirms its responsibility for the adoption of strategic plans, monitoring of operational performance and management.

The directors recognise the need to conduct the affairs of the corporation and the group with integrity and in accordance with generally accepted corporate practice. The corporation maintains a Business Code of Ethics applying equally to all employees. This code requires all employees to maintain the highest ethical standards ensuring that the corporation's business practices are conducted in a manner which is at all times above reproach. The corporation also maintains principles of good corporate citizenship as endorsed by Anglo American plc. The principles are also enforced in the corporation's relationship with its contractors and suppliers.

The board consists of a minority of executive directors, a majority of non-executive directors and a minority of independent directors. Nominations for potential new directors are referred to the nomination committee for evaluation. The need for sufficient independent non-executive directors and the demographics of South Africa are considered by the nomination committee.

The frequency of board meetings is determined by the board, but the board endeavours to meet at least quarterly. The board is assisted by five sub-committees namely, the executive, audit, remuneration, nomination and employment equity committees.

The executive committee is authorised to exercise all of the powers conferred upon the directors by the Articles of Association of the corporation in force from time to time or any power conferred upon them by the Companies Act in force from time to time to allow the corporation's business to be managed effectively, with the exception of the powers which are expressly reserved for the board. Any matters which exceed the powers and responsibilities conferred upon this committee are reserved for the board. In particular, the executive committee is responsible for:

- implementation of strategies and policies of the corporation;
- managing the business and affairs of the corporation;
- prioritising and allocation of capital, technical and human resources;
- establishing best management practices and functional standards;
- senior management appointments and monitoring the performance of senior management;
- maintaining a group-wide system of internal control to manage all group risks. This system supports the board in discharging its responsibility for ensuring that the wide range of risks, associated with the group's operations are effectively managed in support of the creation and preservation of shareholder wealth.

The main functions of the audit committee include:

- to examine the annual and interim financial statements and the accompanying reports to the shareholders before submission to the board;

- review corporate governance statements relating to audit and risk management;
- review announcements of annual and interim financial results or other announcements regarding the company's results or other financial information;
- review and monitor the effectiveness and integrity of the corporation's financial reporting and internal financial control;
- review the effectiveness of identifying, assessing and reporting all significant business risks;
- to make recommendation to the board and to oversee the process on the appointment, removal and retention of external auditors;
- to develop and implement a formal policy on engagement of external auditors for the provision of non-audit purposes;
- to approve the terms of reference of the internal audit functions and monitor the effectiveness of the corporation's internal audit functions;
- to consider whether the mandate, organisation, resourcing and standing of the internal audit functions are appropriate.

The remuneration committee is responsible for ensuring that the corporation's directors are fairly rewarded for their individual contributions to the corporation's overall performance. It makes recommendations on all elements of the directors' remuneration including, but not limited to, basic salary, performance-based incentives, share incentives, and other benefits. Such recommendations are made after giving due regard both to the interests of the shareholders, and to the financial and commercial health of the corporation. The remuneration committee also considers annual salary/wage adjustments for the corporation's staff and all scheduled employees.

The nomination committee is responsible for selecting, screening and nominating potential directors for appointment to the board.

The employment equity committee is responsible for ensuring that an employment equity programme is developed and implemented in the group and that strong encouragement is given to its implementation within the corporation's various divisions, subsidiary companies and associates. The programme's objective is to create an organisational culture, structures and process which seek to support the development of people and the optimisation of their potential. The programme forms part of the business plans of the corporation, and the committee is responsible for enforcing, monitoring and auditing development and progress.

The positions of Chairman and Chief Executive Officer were separated during 2003 with the appointment of Mr AJ de Nysschen as Chief Executive Officer.

It is the directors' responsibility to prepare financial statements that fairly represent the state of affairs of the corporation and the group. The external auditors are responsible for independently reviewing and reporting on these financial statements.

The annual financial statements are prepared in accordance with International Financial Reporting Standards. They are based on accounting policies which have been consistently applied and which are supported by reasonable and prudent judgements and estimates.

At year-end and at the interim stage the directors assess and confirm that the corporation and the group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the annual financial statements.

The directors are responsible for the system of internal accounting control used by the corporation and the group. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets.

The corporation maintains an internal audit department which functions independently to appraise, examine and evaluate the group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The department reports its findings to the audit committee of the board and the head of the department reports directly to the Chief Executive Officer.

Based on information and explanations provided by management, by the internal audit department and on the report of the external auditors on the results of their audit, the directors assess on a quarterly basis whether the internal accounting controls are adequate to ensure that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities. The board assessment is noted in the Directors' Report.

The board recognises that it is ultimately responsible for risk management and monitoring. The executive committee is delegated with the responsibility of implementing, enforcing and monitoring risk management measures. The audit committee is delegated the responsibility to monitor and report on financial risks.

The board's policy on risk management encompasses all significant business risks to the group, including operational risk which could undermine the achievement of business objectives. There is clear accountability for risk management, which is a key performance area of line managers throughout the group. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on risk and control management. Continuous monitoring of risk and control processes, across fourteen significant risk areas, provides the basis for regular and exception reporting to management, the executive committee and the board.

The effectiveness of risk management is reviewed annually by the board. The board takes into account material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the achievement of the risk management objectives. A statement on the effectiveness is reflected in the Directors' Report.

Public communications on the affairs of the corporation are dealt with by executive management and such persons authorised by the executive committee. The board may by exception decide to communicate directly, in which case only the chairperson, and in his/her absence the deputy chairperson, should make such communication.

POLICY

The corporation underwrites the need for and is committed to the implementation and maintenance of a safety, health, environmental and quality management system which complies as far as reasonably practicable, with the Anglo American plc Policy and its requirements. This policy document contains the overall policy elements for the corporation and the individual disciplines of environmental and quality management have more specific policy declarations on record. Management, at all levels, throughout the corporation is charged with the accountability of ensuring compliance with the management principles embodied in the Anglo American plc Policy, viz:

Aims:

- To actively promote safety and health of its employees and conserve environmental resources.
- To consistently and cost effectively work to quality standards which are acceptable to all concerned parties.
- To prevent and/or minimise adverse impacts on the safety and health of its employees and environmental impacts.
- To demonstrate active awareness of the importance of health and safety of its employees, environmental conservation and quality assurance.
- To, where required, interact with local communities with regard to safety, health and the environment respectively.

Management Principles:

- Commitment
- Competence
- Risk Assessment
- Prevention and control
- Performance
- Evaluation
- Stakeholders' engagement
- Continual improvement

The management of the corporation is committed to the proactive prevention or minimising and control of all occupational safety, health and environmental risks. Management is committed to the continual improvement of the safety, health, environmental and quality performance of the corporation and compliance with all applicable laws and regulations as far as reasonably practicable. The chairman commits himself and all corporation employees to the achievement of this policy through active involvement in the continued improvement in safety, health, environmental and quality matters.

TE JONES
Chairman

SAFETY ACTIVITIES DURING 2003

EXTERNAL AUDITS

The safety systems of all divisions were audited by the National Occupational Safety Association (NOSA) at the end of 2003 and all were awarded a 4-star grading in terms of safety and health.

BEHAVIOUR BASED SAFETY (BBS) ROAD SHOW

A special 30 minute BBS road show was conducted during 2003 to stimulate awareness among employees of the advantages of working safely and the effects of unsafe behaviour. The road show was also recorded (audio) and was played during shift changes in the change houses. Further road shows will be held during 2004.

CAST IRON RULES

Six Cast Iron Rules were implemented in 2001 to cover the major safety risks in all of the operating divisions of the corporation.

The Cast Iron Rules cover:

- Energy and machinery isolation
- Lethal/injurious gases and confined spaces
- Molten metal/slag
- Heavy moving equipment and vehicles
- Working at heights
- Lifting and material handling
- Additional rules for mining operations

Since December 2001, the corporation has adopted a stance of zero tolerance in respect of non-compliance by all employees and any third party on the premises of the corporation in respect of these Cast Iron Rules.

The application of the Cast Iron Rules was audited internally and externally and they are entrenched in all divisions.


Safety first

"HOTTO – HIGHVELD, ZERO TOLERANCE, TARGET ZERO"

HOTTO

In further attempts to raise the level of safety awareness in the group, an occupational safety symbol is used for the purpose of communicating safety messages to employees and third parties on site. This symbol has been dubbed "HOTTO" (Highvèld, zero tolerance, target zero). Hotto is placed prominently around the various divisions of the corporation with accompanying safety messages and slogans.

The HOTTO character has been allocated his own e-mail address that allows employees to communicate with him on safety issues.

VISIBLE FELT LEADERSHIP

In accordance with a behavioural approach to occupational safety management principles the corporation continuously exercises the principle of visible felt leadership in terms of which the Chief Executive Officer, the Executive Committee, senior management and divisional management regularly walk the shop floor and observe employees at work to determine safe and unsafe occupational behaviour and methods.



Overview of 2 kilns and refurbished emission abatement equipment in the iron plants

Employees' annual profit related bonus is affected by substandard safety performance, determined by the lost time injury frequency rate.

HEALTH AND SAFETY REPRESENTATIVES

An incentive scheme is in place in terms of which health and safety representatives are rewarded for their participation in safety matters if they meet the required standards.

A total of 61 health and safety representatives were rewarded for their contributions in 2003. Onismus Thupana won the Mpumalanga NOSA Safety Representative award for 2003 and was nominated for the National NOSA award.

"NEAR HIT" COMPETITION

A "Near Hit" competition is run in all divisions through which employees can participate in improving the safety standards of the corporation. Employees are rewarded for their contributions on a competition basis. Monthly awards as well as a general annual award are paid out.

958 "Near Hits" were reported for the period January to December 2003, and 37 awards were made to employees.

PERSONAL PROTECTIVE EQUIPMENT (PPE)

- **NORMAL PPE**
  Personal protective equipment is reviewed on a monthly basis through the PPE Committee to ensure that employees receive the best quality PPE.

- **SPECIAL PPE**
  Management is continuously evaluating the effectiveness of PPE for special applications and specifically for abnormal conditions. To this end a number of fire resistant suites are used by individuals who have to conduct high risk work in high temperature areas. The suites in use should fully protect an employee from serious burns in such an area, during the first most critical minutes until assistance arrives.

COMMUNICATION

- **SAFETY FLASHES**
  Safety Flashes are briefed frequently to employees with details of incidents that have occurred. A total of 78 Safety Flashes and 23 HOTTO Flashes were circulated during the year.

  The contents of these flashes are not only drawn from incidents that occur in the corporation but also from national and international incidents reported by the Anglo American plc group which are relevant to the corporation's operations.

- **HIGHVELD NEWS**
  Occupational safety, health and environmental issues feature regularly in editions of the corporate newsletter.

- **CHIEF EXECUTIVE OFFICER**
  The Chief Executive Officer of the corporation publishes a monthly brief on relevant topics for dissemination to all employees and occupational safety and health issues are regular features of this communication channel.

SHE TRAINING

All corporation employees and contractors are expected to annually undergo induction training. This includes two in-house videos and the Cast Iron Rules. One of the videos covers the Chairman's commitment to safety on behalf of the Board of Directors. The second video explains the term "be your brother's keeper". The six Cast Iron Rules are presented in English and Zulu and are discussed in detail with employees.

All SHE training courses have been amended to place additional focus on increasing awareness of the impact that behaviour has on safety, health and the environment.

When required, additional safety pamphlets are made available and road shows are conducted to increase safety awareness amongst employees.

An audio programme with a special theme related to the impact of behaviour on safety was introduced in the change houses during shift change. Projects were started at Transalloys and Mapochs mine respectively, to entrench the concept of behaviour based safety in the workplace. Similar projects will be rolled out in other divisions during 2004.

SAFETY OVERVIEW 2003

- **SAFETY PERFORMANCE**

  It is pleasing to note that no fatalities had occurred during 2003. The lost time injury frequency rate per 200 000 hours (LTIFR) for the group was 0.54 compared to 0.52 in 2002. Management of the corporation is committed to work harder in an effort to eradicate serious injuries within the Highveld group.

Fatalities (1967 to 2003)



Highveld
Contractors
0
1
2
3
4
5
6
7
8
1967
1968
1969
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

- **MILLION HOUR LTI FREE ACHIEVEMENTS**
  The following divisions achieved 1 million hours without a lost time injury during 2003:

  - Transalloys
  - Mapochs mine
  - Iron plant no.1
  - Structural mill
  - Engineering services

  The steelworks achieved 2 million hours without a lost time injury.

HEALTH

A comprehensive occupational health surveillance programme is in place to ensure that employees of the corporation receive the highest possible care during their employment in the corporation. Afrox Occupational Healthcare (AFROHC), a division of Afrox, has been contracted to fulfil this function.

To ensure above standard personal hygiene and health care, the results from the surveys conducted are urgently dealt with. The Occupational Hygiene function is outsourced to specialists.

Primary health care is afforded to a large group of the corporation's employees.

HIV/AIDS

Building from a sound base of HIV/AIDS awareness the thrust in 2003 was towards voluntary counselling and testing (VCT) and at year-end 29 per cent of the total work force of 3 938 employees had undergone VCT. A policy for the administering of Anti-Retroviral Treatment (ART) was put in place during July 2003. Two employees commenced with treatment in 2003, two in January 2004 and a further twenty-five employees commenced with the preparation programme in January 2004 for eventual ART. In collaboration with Anglo American plc, Highveld is networking with loveLife, an organisation involved in HIV/AIDS initiatives in many communities, with a view to extend assistance to communities around the corporation's operations.

The corporation wishes to have healthy employees and to this end a wellness programme stretching beyond the limitation of HIV/AIDS is being put in place to assist employees in leading healthier lifestyles for the benefit of the individual and the corporation. This drive will gain further momentum in 2004.

ENVIRONMENTAL

ISO 14001 ENVIRONMENTAL MANAGEMENT SYSTEMS

The corporate objective of achieving continual improvement through the implementation of the ISO 14001 environmental management system in the group's operations was actively pursued during the year under review. TÜV conducted the ISO 14001 certification audit at the steelworks and Mapochs mine


EMEM
AWARDS

De Hoop mine received the award for first place in the Mpumalanga Excellence in Mining Environmental Management Competition for decommissioned mines and recommended certification of both divisions. This is considered a major achievement on the first attempt bearing in mind the scope of the audit in the steelworks. All the other divisions of the group have already been certified ISO 14001 compliant.

ATMOSPHERIC EMISSIONS

The concerted effort to minimise perceived environmental impacts by the corporation continued during 2003. The following improvements were made:

- Stack dampers were installed on 6 kilns (R800 000).
- Gaskor gas supply to all kilns implemented (R1.2 million).
- Instrumentation for emission control was improved on certain kilns as and when they came off-line for maintenance (R700 000).
- One precipitator was refurbished in the steel plant (R7.3 million) and one in the iron plants (R4.7 million). A total of one precipitator out of three to date in the steel plant and four precipitators out of ten in the iron plants have been refurbished.
- Trials commenced during 2003 and are continuing in 2004 on one kiln with pre-heated air to improve the combustion and accordingly reduce the visual emissions (R350 000).

The following is planned in terms of the continuous improvement programme of 2004:

- A further precipitator will be refurbished in the steel plant (± R8 million) and one in the iron plants (± R7 million).
- Further training will be conducted to improve the skills of the operators of the emission control equipment.
- Stack dampers will be installed on the remaining four kilns when kilns come off-line for maintenance.

Meetings are held with the Department of Environmental Affairs and Tourism on a biannual basis to discuss the progress made in terms of the emission reduction programme.



A precipitator refurbished as part of the continuous emissions reduction programme

The corporation continued its support and involvement in the Mpumalanga Air Pollution Control Liaison Committee (APOLCOM). A better understanding of conditions in the Eastern Highveld region is being obtained through the work being done by this committee particularly on the monitoring and measuring of air quality.

OPEN DAYS

Open days have been held for the public since 2002. During the open days, members of the community, including environmental organisations are invited to discuss concerns. They are given access to the plant and interact with management staff. The discussions are supported by the Community Liaison Committee, which consists of 4 members of different expertise in the group. Concerns are raised and suggestions are debated with action taken where practical and appropriate. Open days were held at Transalloys, Vanchem, Rand Carbide and the steelworks.

WATER MANAGEMENT

A water saving programme with a target of 5 per cent less than the previous year's usage was set for 2003. A reduction of 2.88 per cent was achieved.

The need to conserve water became very apparent due to lower than average rainfall experienced in the Witbank Dam's catchment area during 2003. The level of the Witbank Dam, which supplies water to most of the group's operations, has been critically low for some time and at the end of December 2003 was only 30 per cent full.

An emergency reservoir was constructed to provide water for a short period of time to the steelworks. Possible alternative supplies of water are being investigated and action is being taken to reduce consumption of water in all divisions. A target of 10 per cent reduction in water consumption by the group has been set for 2004.

At the Mapochs iron ore mine near Roossenekal in the Steelpoort valley desilting of the Mapochs catchment dam, which commenced in 2002, was postponed due to the very low rainfall and the impact this would have on downstream riparian users. This venture is intended to create additional water capacity which will be of great benefit not only to the mine but also to the riparian owners below the dam. Of note was the successful filling of eroded areas on a farm below the dam with desilted material, which now yields more arable land for the farmer. This is an excellent example of sustainable development for the benefit of both a corporate member of the community and the community itself.



Overview of Mapochs mine with rehabilitated area in foreground

Close liaison with the Department of Water Affairs and Forestry continued with the emphasis on water management. Specialist assistance has been obtained to address the complexity of long-term water related issues, which need in-depth studies. A draft integrated water and waste management plan for the Vanchem division was submitted to the Department for approval. A draft plan is being prepared for the steelworks.

ENERGY MANAGEMENT

The use of energy during 2003 over the 2002 average decreased by 5.26 per cent. A target of 5 per cent reduction has been set for 2004.

SOCIAL INITIATIVES

The corporation has a long positive record of liaising and interacting with communities in which it operates. Examples of assistance to uplift surrounding communities include the erection of a primary healthcare facility during 1998 close to the corporation's steelworks in a residential area where a significant number of the corporation's employees reside. The corporation contributed R1 million for the capital cost of the project and co-operated with provincial government and the local authority in a tri-partite alliance. The corporation remains involved in the continuous operation and management of this facility. The creation of another facility in the Kwa Guqa area is being investigated.



One of the 12 classrooms of Besilindile Primary School built by Highveld

The corporation is actively involved in assisting local schools both in terms of capital equipment, buildings and educational assistance.

CONCLUSION

The management of Highveld Steel and Vanadium Corporation Limited subscribes to the critical importance of a well-founded and solid occupational safety, health and environmental function and is committed to the principles of sustainable development. Accordingly, the corporation will continue to build on the sound base already established.

VALUE ADDED STATEMENTS

for the years ended 31 December	2003		2002	
	R'000	**Percentage of revenue**	R'000	Percentage of revenue
Revenue	**3 701 996**	**100**	4 011 745	100
Materials and services purchased	**2 780 607**	**75**	2 880 928	72
Value added	**921 389**	**25**	1 130 817	28
Interest and investment income received	**43 556**	**1**	35 122	1
Total wealth created	**964 945**	**26**	1 165 939	29
		Percentage of total wealth distributed		Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Salaries, wages, benefits, etc.	**691 557**	**72**	647 907	56
To reward providers of capital	**143 719**	**15**	112 753	10
Distributions to shareholders	**88 011**	**9**	58 583	5
Interest paid	**55 708**	**6**	54 170	5
To maintain and expand the group	**120 315**	**13**	308 394	27
Depreciation	**143 477**	**15**	126 884	11
Retained profit/(loss) for the year after distribution to shareholders	**(23 162)**	**(2)**	181 510	16
To pay government				
Taxation	**9 354**	**–**	96 885	7
Total wealth distributed	**964 945**	**100**	1 165 939	100

Payment to government

Value added taxes levied on purchases of goods and services	**387 517**
Regional Service Council levies	**6 961**
Rates and taxes paid to local authorities	**1 028**

Additional amounts collected by the Group on behalf of the government

Value added tax and other duties charged on turnover	**256 470**
Employees' tax deducted from remuneration paid	**109 455**


2003
100
90
80
70
60
50
40
30
20
10
0
People
Shareholders
Bankers
Maintain
Taxation


2002
100
90
80
70
60
50
40
30
20
10
0
People
Shareholders
Bankers
Maintain
Taxation

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and group annual financial statements of Highveld Steel and Vanadium Corporation Limited set out on pages 26 to 67 for the year ended 31 December 2003. These annual financial statements are the responsibility of the corporation's directors. Our responsibility is to express an opinion on these annual financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement. An audit includes :

- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the corporation and the group at 31 December 2003 and the results of its operations and cash flows for the year then ended in accordance with South African GAAP and IFRS, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants (SA)
Johannesburg
10 February 2004

COMPLIANCE STATEMENT BY COMPANY SECRETARY

The company secretary of Highveld Steel and Vanadium Corporation Limited certifies that the corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year reported upon.

J Theiss
Company Secretary
Witbank
10 February 2004

FINANCIAL STATEMENTS

The annual financial statements which appear on pages 26 to 67 were approved by the board of directors on 10 February 2004 and were signed on its behalf.

TE Jones
Chairman

THE CORPORATION AND ITS SUBSIDIARY COMPANIES

Highveld Steel and Vanadium Corporation Limited is a subsidiary of Anglo South Africa Capital (Proprietary) Limited, whose interest amounts to 80.01 per cent of the total issued share capital of the corporation.

In its integrated steelworks and various divisions, Highveld produces steel, vanadium products, ferro-alloys, carbonaceous products and metal closures. Ore for the steelworks and the Highveld Vanadium and Chemicals division is obtained from the corporation's own mine. The main works are situated in the Witbank area in Mpumalanga with one other operation in Gauteng.

The corporation is the holding company of the following wholly owned subsidiary:

Hochvanadium Holding AG
processing and sale of vanadium products.

During 2003 the following wholly owned subsidiaries were deregistered:

Lacerta Investment Holdings (Proprietary) Limited, and
Meehr Properties (Proprietary) Limited.

These subsidiaries were property owning companies and were dissolved and deregistered to consolidate the corporation's property holdings.

Spitskop quarry, a division of the corporation was sold to B & E Silica (Proprietary) Limited with effect from 1 January 2004. An agreement with this black empowerment company for the future supply of silica to the corporation's iron and steelworks was also concluded.

FINANCIAL STATEMENTS AND RESULTS

The directors have pleasure in submitting the financial statements of the corporation, together with the group financial statements of the corporation and its subsidiaries, for the year ended 31 December 2003. These are presented on pages 26 to 67 of the report.


SOUTH AFRICA JAPAN
VANADIUM (PTY) LTD.

Joint venture ferrovanadium plant commissioned during 2003

The contributions by the various segments of the group are as shown in the segmental graph.

Segmental revenue



Steel and vanadium	73%
Ferro-alloys	26%
Other operations	1%

RESOLUTIONS

Although not required due to the deeming provision of Section 270(2) of the Companies Act, 1973, as part of the corporation's continued commitment to improved corporate governance, shareholders are requested to confirm the appointment of the auditors, who shall hold office until the conclusion of the next annual general meeting. The directors support the appointment of Deloitte & Touche.

Full details of the authorised, issued and unissued share capital of the corporation at 31 December 2003 are set out in note 17 to the annual financial statements, where particulars are also given of the corporation's Share Option Scheme.

The authorised share capital of the corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Control of all the unissued shares of the corporation is vested in the directors, in specific terms as regards allotments in respect of the Share Option Scheme and in general terms as regards all other unissued shares.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the following annual general meeting. Members, therefore, will be asked to consider an ordinary resolution at the forthcoming annual general meeting, placing under the control of the directors the then remaining unissued ordinary shares not required for the purpose of the Share Option Scheme and the unissued preference shares.

Article 73 of the Articles of Association presently states:

> "73. Save as provided by the proviso hereto or until otherwise determined by the Company in general meeting by ordinary resolution, the directors shall be paid out of the funds of the Company by way of remuneration for their services a fee at the rate of R7 500 per annum each, and the Chairman shall in addition to his remuneration as a director be paid a further sum at the rate of R2 500 per annum, provided that the directors shall have the power to increase the fees payable in terms of this article up to R25 000 per annum in the case of each director plus further sums of up to R5 000 per annum in the case of the chairman. The remuneration payable in terms of this article shall accrue from day to day and shall be paid as soon as convenient after the end of each calendar quarter."

The directors' fees were increased in 2003 to R20 000 per annum and the additional fee for the chairman to R4 800 per annum. To enable the fees to be increased in the future, it is necessary to increase the maximum provided for in Article 73, and it is proposed to shareholders to increase the maximum for directors' fees to R75 000 per annum and the maximum for the additional fee for the chairman to R40 000 per annum.

PROPERTY

During the year the group sold 29 residential properties, 6 sectional title units and 17 residential stands in Witbank, to employees in terms of the corporation's assisted home-ownership scheme. A total of 2 residential properties, 2 sectional title units and 29 residential stands were sold to external purchasers.

Full details of properties are available for inspection at the registered office of the corporation on request.

The Mineral and Petroleum Resources Development Act vests all mineral rights in state hands and provides for new mining rights for up to 30 years and all mineral rights of the corporation will fall in this category. Measures are in place for a smooth conversion process of the mineral rights to mining rights and to reduce the risk of the loss of rights to minerals once the Act is promulgated.

DISTRIBUTIONS TO SHAREHOLDERS

Distributions to shareholders are shown in note 9 to the financial statements.

DIRECTORATE

Messrs NB Mbazima, PM Baum, I Botha and G Gomwe were appointed as non-executive directors of the corporation with effect from 1 July 2003, 8 October 2003, 5 March 2004 and 5 March 2004 respectively.

Mr TE Jones resigned as chief executive officer and managing director but remains chairman of the corporation with effect from 1 November 2003. Mr AJ de Nysschen was appointed as an executive director and chief executive officer of the corporation with effect from 1 November 2003.

Mr JA Chegwidden retired as a director of the corporation with effect from 9 May 2003. Messrs AJ Trahar, BE Davison, EK Diack and PM Baum resigned as directors of the corporation with effect from 3 June 2003, 16 September 2003, 14 November 2003 and 16 February 2004 respectively.

In terms of the corporation's Articles of Association, Messrs CJ Colebank, AJ de Nysschen, NB Mbazima, BJT Shongwe and M Winstanley are required to retire at the forthcoming annual general meeting. Mr Winstanley has given notice that he will not be available for re-election. All other retiring directors are eligible and present themselves for re-election.

The Curriculum Vitae of the directors standing for re-election are as follows:

1. **CHRISTOPHER JOHN COLEBANK**
   Qualifications:
   - B.Com, CA (SA)

   Chris Colebank is a Senior Vice President of Corporate Finance Anglo American.

   He joined the Anglo American Corporate Finance Department in 1978 and in 1979 was seconded to Zambia and served as Financial Controller of the Group's operations in that country. He returned to South Africa in 1985 to the International Financial Management Department with particular involvement in the evaluation and structuring of investments in South America.

   From 1995 to 1997 Chris was seconded to Sao Paulo as Finance Director of Minorco South America, where his responsibilities included corporate finance activities and project financing.

   Chris re-joined Corporate Finance at Anglo American South Africa in 1998. His experience includes project evaluations, mergers and acquisitions, financing and stock exchange reporting requirements.

   Chris sits on the Scaw Metals division board and is an alternate director of Samancor Limited.

2. **ANDRÉ JOHANNES DE NYSSCHEN**
   Qualifications:
   - B.Sc.Mech degree (University of the Witwatersrand)
   - MBL degree (University of South Africa)
   - Government certificates of Competency for Mines and Works and Factories

   Experience:
   - In 1973 André was appointed Junior Production Assistant at Boardt Hardmetals learning the practical application of production management.
   - In 1975 he joined the General Mining Group at their Buffelsfontein Gold Mine in Stilfontein as Project Engineer where he was involved in extensive capital expenditure projects involving new shafts, mine refrigeration systems and metallurgical plant extensions.
   - During his period with the General Mining Group, he was promoted to Assistant Resident Engineer responsible for all engineering functions underground.
   - André joined the Murray & Roberts Group in 1983 as Managing Director of one of the many industrial companies in the Murray & Roberts portfolio. During the next 19 years he held various executive positions within the group culminating in the appointment to the Murray & Roberts Holdings board in 2000. His responsibilities covered a wide spectrum of activities, including all aspects of engineering construction, heavy engineering manufacturing, foundries and automotive component manufacturing. During this period

he travelled extensively throughout the world in order to manage the various businesses and construction projects forming part of his responsibilities. This also involved negotiations with bankers and clients in many parts of the world, including the Middle East, Far East, Europe and North America.

- Prior to his appointment as director and Chief Executive Officer of Highveld Steel and Vanadium Corporation Limited he was responsible for all South African furniture manufacturing operations in the Steinhoff Africa Group, a leading international manufacturer and distributor of well-known furniture brands.

3. **BHEKISISA JAMES THEMBA SHONGWE**
Qualifications:
B.A. (Econ), MBA, ACIS, FCIBM, LDP

Bheki is currently the Deputy Managing Director at FleetAfrica and has extensive operational experience with large organisations in the manufacturing, airline, hospitality and leisure, petroleum, financial services and media and entertainment industries.

He is the past Executive Director at Primedia Limited (where he held several divisional chief executive positions), founding Managing Director of Afric Oil (Proprietary) Limited, the first black owned and managed oil company to be established in the country and sits on a number of company boards including:

- Primedia (Proprietary) Limited
- African Bank (Proprietary) Limited
- African Bank Investments (Proprietary) Limited
- FleetAfrica (Proprietary) Limited
- PEU Investment Group (Proprietary) Limited
- Masana Technologies (Proprietary) Limited
- Viamax Fleet Solutions (Proprietary) Limited

Bheki is also a trustee of Primedia Share Trust and Intsika Enablement Trust. He is also a member of the Institute of Chartered Secretaries and Administrators and the Institute of Chartered Business Management.

4. **NORMAN BLOE MBAZIMA**
Qualifications:
- Fellow of the Association of Chartered Certified Accountants
- Fellow of the Zambia Institute of Chartered Accountants

Norman was for 4 years with Zambia Consolidated Copper Mines Limited in various accounting roles and for 17 years with Deloitte & Touche including 11 years at partner level. He was chief financial officer at Konkola Copper Mines plc for 2 years and from 1 March 2003 to date as Deputy Finance Director of Anglo American Corporation of South Africa.

Norman has had extensive experience in a wide variety of commercial activities, including:

- As Chief Financial Officer of Anglo Coal Division, responsible for financial aspects of operations with turnover of over $2 billion located in RSA, Australia, Colombia, Venezuela, England and China;
- As Deputy Finance Director of AACSA, with responsibility for financial controls, representing AACSA on boards of a number of operating entities, involved in employment equity and BEE ownership and procurement issues;
- Representation on boards of directors of *inter alia* Zambia Sugar plc, Farmers House plc, Indo Zambia Bank Limited, ZCCM Investments Holdings plc and Zambia Centre for Accountancy Studies;
- The management of all commercial aspects of Konkola Copper Mines plc including finance, information technology, company secretarial, administration, supply, marketing, medical, logistics and security;
- Experience of acquisitions and disposals including modelling, value estimation, strategy development, negotiations and legal documentation;
- Accounting and stock exchange reporting requirements in the USA, UK and Zambia;
- Project management training and experience in large multi-faceted projects such as

development and implementation of the Zambia Privatisation Agency and Zambia Revenue Authority; and

- Implementation of accounting, office and specialist systems over large organisations with multi locations.

Attendance of board meetings during 2003 by directors was as follows:

	11 February	9 May	5 August	11 November
TE Jones	x	x	x	x
AJ de Nysschen*				x
DD Barber	x		x	x
E Barnardo	x	x	x	x
PM Baum*				x
L Boyd		x		x
CB Brayshaw	x	x	x	x
JA Chegwidden**	x	x		
CJ Colebank	x	x	x	x
BE Davison**		x		
EK Diack**	x	x	x	
A Harris	x	x	x	
L Matteucci	x	x	x	x
NB Mbazima*			x	x
DR Motsepe (Ms)		x		
AJ Pienaar (Dr)	x	x	x	x
BJT Shongwe	x	x	x	x
AJ Trahar**	x			
M Winstanley	x	x	x	
GF Young		x		

NOTES:

* Directors appointed during 2003
- AJ de Nysschen appointed as executive director and CEO with effect from 1 November 2003
- PM Baum appointed as non-executive director with effect from 8 October 2003
- NB Mbazima appointed as non-executive director with effect from 1 July 2003

** Directors retired/resigned during 2003
- JA Chegwidden retired as director with effect from 9 May 2003
- BE Davison resigned as director with effect from 16 September 2003
- EK Diack resigned as director with effect from 14 November 2003
- AJ Trahar resigned as director with effect from 30 June 2003

Nomination Committee

The nomination committee is responsible for selecting, screening and nominating potential directors for appointment to the board. The nomination committee consisted of Messrs BE Davison (non-executive director), EK Diack (non-executive director), TE Jones (executive director) and AJ Trahar (non-executive director).

Remuneration Committee

The remuneration committee of the board consisted of Messrs BE Davison (non-executive director), EK Diack (non-executive director) and TE Jones (executive director). The purpose of the committee is *inter alia*, to ensure that the directors and senior executives are fairly rewarded for their individual contributions to the performance of the corporation and the group. The committee conferred twice during the year. The committee has been reconstituted and now consists of Messrs DD Barber, CB Brayshaw and G Gomwe.

ACCOUNTING CONTROLS

The internal audit department functions independently to appraise, examine and evaluate the group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The department reports its findings to the audit committee of the board.

Based on information and explanations provided by management, the internal audit department and on the report of the external auditors on the results of their audit, the directors are of the opinion that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The external auditors concur with the above statements.

The audit committee of the board consisted of Messrs DD Barber (non-executive director), CB Brayshaw (chairman and independent director), EK Diack (non-executive director), TE Jones (executive director) and L Matteucci (executive director). In accordance with good corporate governance, Messrs TE Jones and L Matteucci resigned as members, but may together with Mr AJ de Nysschen be invited as determined from time to time by the chairman of the audit committee to attend meetings. Mr EK Diack resigned as member of the committee effective from 11 November 2003 and Mr PM Baum was appointed as member on the same date. The committee met three times during the year with the management of the corporation and the external and internal auditors to review the interim financial information, the financial statements and accounting policies, the effectiveness of management systems and internal controls, the effectiveness of the internal audit function and to discuss the external auditors' findings.

In terms of good corporate governance the incumbent audit partner will be retiring and will be replaced by another Deloitte & Touche partner.

RISK MANAGEMENT

The executive committee, as mandated by the board, is responsible for and has established a group-wide system of internal controls to manage significant group risks.

This system supports the board in discharging its responsibility for ensuring that the wide range of risks, associated with the group's operations are effectively managed in support of the creation and preservation of shareholder wealth.

During the course of the year the board considered the group's responsiveness to changes within its business environment and material inadequacies in systems of control. The board is satisfied that there is an ongoing process, which has been operational since 1 January 2000, for identifying, evaluating and managing the significant risks faced by the group. The board has taken into account material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the achievement of the risk management objectives.

In terms of quality assurance, the corporation is certified in accordance with the requirements of DIN EN ISO 9001-2000 : Quality Management System.

SUSTAINABLE DEVELOPMENT

The corporation is committed to promoting sustainable development in all areas it operates and in its interaction with all stakeholders.

The corporation afforded financial assistance, as well as assistance in kind, in its area of operations to various social, welfare and community organisations. The corporation maintained its social responsibility drive with the focus on education during the year under review. An amount of R725 000 in total was donated



Learners taking pride in their new 12 classrooms of Besilindile Primary School, built by Highveld to educational institutions, whether in cash or kind. Various identified needs were addressed at a number of schools, including the upgrading of facilities such as sport facilities and sponsoring educating learners in life skills. Health services also benefited in that the White Rose Hospice received financial assistance amounting to R200 000. Other public benefit organisations assisting in the field of HIV/AIDS awareness and home-based care were supported and puppet shows promoting awareness and the rights of children were sponsored at a number of primary schools.

A three-year community engagement plan was implemented in 2003 focusing on improving the relationship with the communities surrounding the corporation's operations. This plan has been revised for 2004.

The Community Liaison Committee was established to liaise with leaders in the community. Two meetings have been held during 2003 with positive feedback from the community.

Work has continued to satisfy the requirements of the Department of Water Affairs and Forestry in order to comply with all the conditions of the record of decision for kiln no.1 in Vanchem.

Liaison is being maintained and discussions initiated with the Department of Water Affairs and Forestry and the Department of Environmental Affairs and Tourism on a regular basis. These two departments are focusing closely on perceived environmental issues and matters raised are being addressed.

Employment equity continued to receive attention during 2003. The divisional committees for human resource development played a major role in facilitating discussions amongst all stakeholders. The employment equity committee appointed by the board continues to monitor progress on a quarterly basis. The committee consisted of Messrs E Barnardo, TE Jones, BJT Shongwe and M Winstanley and Ms DR Motsepe. The committee met four times during 2003. The appointed employment equity manager reports to the committee.

Skills development also progressed satisfactorily. All grant payments in terms of the MERSETA arrangements were paid to Highveld during the period under review following their receipt of the statutory submissions.

MINE HEALTH AND SAFETY

The corporation is the owner of Mapochs mine. The corporation was also the owner of Spitskop quarry, which was sold with effect from 1 January 2004. These divisions are subject to the Mine Health and Safety Act, 1996 ("the Act"). Mapochs mine is situated near Roossenekal, and supplies the corporation with vanadium-bearing magnetite. Spitskop quarry is situated in the district of Bronkhorstspruit and supplies silica quartz to the corporation.



Recently acquired road haulier conveying magnetite at Mapochs mine

SAFETY PERFORMANCE

The occupational injury statistics for 2003 are as follows:

	Mapochs mine	Spitskop quarry
Lost time injuries	0	0
Total man-hours worked	736 907	57 872
Lost time injury frequency rate	0	0
Number of employees as at 31 December 2003	165	21

Collective agreements with the representative trade unions are in force for the mine and the quarry.

HEALTH PERFORMANCE

An annual medical report, as required in terms of Section 2(1)(c) of the Act, has been completed by the occupational medical practitioner and the health statistics for 2003 are as follows:

	Mapochs mine	Spitskop quarry
MEDICAL SURVEILLANCE		
• Initial medical examinations	60	0
• Periodical medical examinations	169	21
• Exit medical examinations	9	0
BIOLOGICAL MONITORING	1	0

Occupational medical surveillance was conducted and medical examinations were performed. The examinations included medical and occupational history, large chest x-rays, lung function testing, audiometry screening, vision screening, urine testing, physical examination, including height and weight, blood pressure, etc. Contractor employees were encouraged to make use of the facility.

No employees of the Mapochs mine or Spitskop quarry have been found to be suffering from any of the diseases reflected in schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993. No employee at Mapochs mine and one at Spitskop quarry was found to be suffering from diseases referred to in the Occupational Diseases in Mines and Works Act, 1973.

Worker education, the use of personal protective equipment, as well as early diagnosis of changes in baseline levels, help to ensure a healthy workforce.

The focus of the occupational health programme is the prevention and early treatment of occupational diseases.

TRAINING

At Mapochs mine 40 employees attended first aid training, 49 attended health and safety training, 3 attended a course for health and safety representatives and 86 underwent safety induction training. Further more 1 employee attended a General Health and Safety course, 1 attended the Sheman and 2 attended the Samtrac course.

A total of 37 employees of Spitskop quarry attended in-house safety training on occupational health and hygiene, hazardous chemical substances and safety re-induction.

STATEMENT OF REMUNERATION PHILOSOPHY

The remuneration philosophy is determined by the board and implemented by the remuneration committee.

Remuneration in respect of all employees is formulated to attract and retain high calibre candidates and to motivate all employees to ensure optimisation of long-term shareholder value. Salaries, wages and benefits, excluding those of management, are annually reviewed during negotiations with the major unions representing employees. Salaries and benefits of management are annually reviewed by the remuneration committee.

All employees of Highveld are eligible to participate in an annual bonus plan. Bonuses for management are in total based on profitability and safety performance.

A portion of the bonus allocated to non-management is fixed and the balance is determined as with management on profit and safety performance.

The philosophy is reviewed annually by the remuneration committee and the board.

Although the corporation has a share option scheme, it has been decided not to issue further share options. This position will be annually reviewed by the remuneration committee.

DISCLOSURE

In terms of the JSE regulations the group is required to disclose individual director's emoluments for the years commencing after 1 March 2001.

EMOLUMENTS

The remuneration committee consists of executive and non-executive directors.

It approves remuneration for the executive directors and senior executives and is responsible for the policy and operation of the corporation's share option scheme. Independent external studies and comparisons are used to ensure that rewards and incentives are linked to both individual and corporation performance.

The executive directors, who are full-time employees, are appointed to the board to bring to the management and direction of the group the skills and experience appropriate to its needs. They are, accordingly, remunerated on terms commensurate with market rates that reflect such responsibilities.

Executive directors receive salaries and benefits, performance-linked payments, allocations of options to shares, and certain benefits upon retirement. Each of the elements of remuneration is further detailed below:

- Executive directors receive a salary and benefits that reflect their management responsibilities and appropriate experience and that reward individual performance. Salaries are reviewed annually by reference to performance.
- Executive directors participate in an incentive plan linked to the performance of the group. The plan is designed to reward executives for achieving earnings and safety targets.
- Executive directors participate in a group medical aid scheme.
- Executive directors participate in contributory retirement schemes established by the group.

DIRECTORS' FEES

Each of the executive and non-executive directors currently receives directors' fees at the rate of R20 000 per annum (2002: R19 000). A number of non-executive directors pay these fees to the party they represent. The Chairman receives an additional sum of R4 800 per annum (2002: R4 600).

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the corporation.

Emoluments paid to executive and non-executive directors

	Salary and benefits	Retirement benefits	Bonuses	Gain on share options exercised	Directors' fees	Fees as Chairman	Audit and remuneration committee	Total emoluments
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Executive directors								
TE Jones *(resigned as CEO on 1/11/03)*	1 959	384	638	–	20	5	–	3 006
AJ de Nysschen *(appointed on 1/11/03)*	296	53	12		3	–	–	364
E Barnardo	836	172	277	200	20	–	–	1 505
JA Chegwidden *(retired on 9/05/03)*	783	76	277	450	7	–	–	1 593
L Matteucci	971	200	316	–	20	–	–	1 507
AJ Pienaar	892	182	294	–	20	–	–	1 388
M Winstanley	872	175	283	–	20	–	–	1 350
	6 609	1 242	2 097	650	110	5	–	10 713
Non-executive directors								
DD Barber*	–	–	–	–	–	–	–	–
PM Baum* *(appointed on 8/10/03)*	–	–	–	–	–	–	–	–
L Boyd	–	–	–	–	20	–	–	20
CB Brayshaw	–	–	–	–	20	–	20	40
CJ Colebank*	–	–	–	–	–	–	–	–
BE Davison* *(resigned on 16/09/03)*	–	–	–	–	–	–	–	–
EK Diack *(resigned on 14/11/03)*	–	–	–	–	17	–	–	17
A Harris*	–	–	–	–	–	–	–	–
NB Mbazima* *(appointed on 1/07/03)*	–	–	–	–	–	–	–	–
DR Motsepe*	–	–	–	–	20	–	–	20
BJT Shongwe	–	–	–	–	20	–	1	21
AJ Trahar* *(resigned on 1/07/03)*	–	–	–	–	–	–	–	–
	–	–	–	–	97	–	21	118
	6 609	1 242	2 097	650	207	5	21	10 831

Salary and benefits include cash, medical contributions, car allowance and entertainment allowances. Other than as disclosed above, no other management, consulting, technical, or other fees/benefits were paid, directly or indirectly, by any third party or the corporation itself. Retirement benefits include provident fund contributions.

* The directors' fees were paid to the party the relevant director represents.

SHARE OPTIONS

Executive directors also participate in the corporation's share option scheme, which is designed to recognise the contributions of senior staff to the growth in the value of the corporation's equity. Within the limits imposed by the corporation's shareholders, options are allocated to the directors and senior staff in proportion to their contributions to the business as reflected by their seniority. The options, which are allocated at the middle market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The equity compensation benefits of executive directors are set out below:

Highveld Steel share option scheme for executive directors

Director's name	Balance of share options as at 1 January 2003	Number of share options allocated during the year	Date of allocation	Re-allocation	Number of share options exercised during the year	Date exercised	Balance of share options as at 1 December 2003	Exercisable number of shares	Allocation price	Exercisable date
TE Jones	36 000	–	n/a	–	–	n/a	36 000	30 000	28.75	14 August 2000
								6 000	10.50	2 February 2002
E Barnardo	52 500	–	n/a	–	–	n/a	52 500	20 000	28.75	14 August 2000
								2 500	10.50	2 February 2002
								5 000	10.50	2 February 2003
								5 000	12.50	6 July 2000
								5 000	12.50	6 July 2001
								5 000	12.50	6 July 2002
								10 000	12.50	6 July 2003
JA Chegwidden	39 000	–	n/a	–	–	n/a	39 000	20 000	28.75	14 August 2000
								2 500	10.50	2 February 2000
								2 500	10.50	2 February 2001
								2 500	10.50	2 February 2002
								5 000	10.50	2 February 2003
								1 300	12.50	6 July 2000
								1 300	12.50	6 July 2001
								1 300	12.50	6 July 2002
								2 600	12.50	6 July 2003
L Matteucci	62 500	–	n/a	–	–	n/a	62 500	20 000	28.75	14 August 2000
								2 500	10.50	2 February 2000
								2 500	10.50	2 February 2001
								2 500	10.50	2 February 2002
								5 000	10.50	2 February 2003
								6 000	12.50	6 July 2000
								6 000	12.50	6 July 2001
								6 000	12.50	6 July 2002
								12 000	12.50	6 July 2003

Highveld Steel share option scheme for executive directors

Director's name	Balance of share options as at 1 January 2003	Number of share options allocated during the year	Date of allocation	Re-allocation	Number of share options exercised during the year	Date exercised	Balance of share options as at 1 December 2003	Exercisable number of shares	Allocation price	Exercisable date
AJ Pienaar	39 000	–	n/a	–	–	n/a	39 000	20 000	28.75	14 August 2000
								2 500	10.50	2 February 2000
								2 500	10.50	2 February 2001
								2 500	10.50	2 February 2002
								5 000	10.50	2 February 2003
								1 300	12.50	6 July 2000
								1 300	12.50	6 July 2001
								1 300	12.50	6 July 2002
								2 600	12.50	6 July 2003
M Winstanley	57 500	–	n/a	–	–	n/a	57 500	20 000	28.75	14 August 2000
								2 500	10.50	2 February 2000
								2 500	10.50	2 February 2001
								2 500	10.50	2 February 2002
								5 000	10.50	2 February 2003
								5 000	12.50	6 July 2000
								5 000	12.50	6 July 2001
								5 000	12.50	6 July 2002
								10 000	12.50	6 July 2003
	286 500				–		286 500	286 500		

SHARE OPTIONS (continued)

Anglo American plc schemes

In addition to the Highveld share option scheme, the executive directors also participate in the Anglo American plc share option scheme:

Name	Balance of share options as at 1 January 2003	Number of share options allocated during the year	Date of allocation	Number of share options exercised during the year	Date exercised	Balance of share options as at 31 December 2003	Weighted average price	Earliest exercisable date
TE Jones	104 400	–	n/a	–	n/a	35 200	R45.25	8 December 2003
						52 800	R45.25	10 December 2002
						3 600	R45.25	14 August 2003
						3 600	R45.25	5 December 2002
						9 200	R45.25	14 August 2002
TE Jones*	114 000	–	n/a	–	n/a	4 300	£6.975	24 June 2002
						25 700	£6.975	25 June 2002
						30 000	£7.655	Unapproved
						32 000	£10.025	Unapproved
						22 000	£11.5	Unapproved
E Barnardo	21 500	–	n/a	2 000	10 October 2003	2 500	R45.25	14 August 2003
						17 000	R45.25	10 December 2003
JA Chegwidden	41 200	–	n/a	700	29 May 2003	14 000	R45.25	10 December 2002
				1 300	9 September 2003	22 100	R45.25	10 December 2003
				2 100	29 May 2003			
				1 000	9 September 2003			
L Matteucci	37 500	–	n/a	–		3 500	R45.25	14 August 2002
						5 800	R45.25	14 August 2003
						14 900	R45.25	10 December 2002
						13 300	R45.25	10 December 2003
AJ Pienaar	48 000	–	n/a	–	n/a	1 800	R45.25	14 August 2002
						1 800	R45.25	14 August 2003
						22 300	R45.25	10 December 2002
						22 100	R45.25	10 December 2003
M Winstanley	26 800	–	n/a	–	n/a	2 300	R45.25	14 August 2002
						4 500	R45.25	14 August 2003
						6 700	R45.25	10 December 2002
						13 300	R45.25	10 December 2003
	393 400			7 100		386 300		

* These options are subject to certain performance indicators

Anglo American plc schemes

Gains on share options exercised by executive directors

Director's name	Number of share options exercised during the year	Allocation price	Exercise price	Gain on share options
		R	£	R'000
Executive directors				
E Barnardo	2 000	R45.25	12.00	200.00
JA Chegwidden	700	R45.25	9.51	80.00
	1 300	R45.25	9.51	148.00
	2 100	R45.25	11.95	151.00
	1 000	R45.25	11.95	71.00
	7 100			650.00

Anglo American plc operates a share option scheme and executive directors of Highveld Steel and Vanadium Corporation Limited are eligible to participate in it in accordance with the scheme rules. Grants of options are made annually. Options are not granted at a discount and are not pensionable.

Options are normally exercisable, subject to the satisfaction of the performance condition, between 3 and 10 years from the date of grant.

INTERESTS IN SUBSIDIARIES

for the years ended 31 December

Unlisted subsidiary companies	At 31 December	Issued share capital	Percentage holding	Cost of investment R	Loans and current accounts R	
Hochvanadium Holding AG, Austria	**2003**	**10 000**	**100**	**505 825**	**35 012**	**Cr**
	2002	10 000	100	505 825	35 012	Cr
Meehr Properties (Proprietary) Limited (formerly Rheem South Africa (Proprietary) Limited)	**2003**	**–**	**–**	**–**	**–**	
	2002	1 250 200	100	1 250 200	1 250 200	Cr
Lacerta Investment Holdings (Proprietary) Limited	**2003**	**–**	**–**	**–**	**–**	
	2002	100	100	1	1	
TOTAL	**2003**			**505 825**	**35 012**	**Cr**
	2002			1 756 026	1 285 211	Cr

All loans to unlisted subsidiaries are unsecured and interest-free. All subsidiaries except Hochvanadium Holding AG, Austria are incorporated in the Republic of South Africa.

Joint ventures	At 31 December	Percentage share	Cost of investment R	Loans and current accounts R	
Ferroveld	**2003**	**50.0**	**25 000**	**1406 663**	**Cr**
	2002	50.0	25 000	–	
South Africa Japan Vanadium (Proprietary) Limited	**2003**	**50.0**	**15 000 000**	**46 195 176**	
	2002	50.0	15 000 000	21 306 759	Cr

The joint ventures have been accounted for on a proportionate consolidation basis.
Ferroveld is a jointly controlled operation, and South Africa Japan Vanadium (Proprietary) Limited is a jointly controlled entity which is proportionately consolidated into the group.

Associate	At 31 December	Number of shares held	Percentage held	Cost of investment less amounts written off R	Loans and current accounts R
Middelburg Steel & Alloys (Proprietary) Limited	**2003**	**241 286**	**16.66**	**–**	**–**
	2002	241 286	16.66	–	–

Other investments	At 31 December	Number of shares held	Percentage held	Cost of investment less amounts written off R
VRB Power Systems Inc. (Canada)*	**2003**	**892 710**	**2.73**	**1 020 314**
(Previously Vanteck Technology Corporation)	2002	892 710	2.73	1 020 314
Acerinox,S.A. (Spain)	**2003**	**1 933 333**	**2.90**	**533 333 333**
	2002	1 933 333	2.90	533 333 333
Columbus Stainless (Proprietary) Limited	**2003**	**1 770**	**12.00**	**300 000 000**
	2002	1 770	12.00	300 000 000
TOTAL	**2003**			**834 353 647**
	2002			834 353 647

* Investment held in Hochvanadium Holding AG, Austria

for the years ended 31 December					
		Group		Corporation	
		2003	2002	**2003**	2002
	Note	**R000**	R000	**R000**	R000
CONTINUING OPERATIONS					
Revenue	1.3	**3 675 552**	3 726 063	**3 398 399**	3 458 249
Operating profit		**81 832**	326 499	**55 332**	323 564
Interest and investment income received		**43 555**	34 873	**43 444**	45 033
Interest paid		**55 708**	51 887	**56 796**	51 887
Profit before taxation		**69 679**	309 485	**41 980**	316 710
Taxation charge		**12 064**	81 428	**16 926**	85 127
Profit after taxation		**57 615**	228 057	**25 054**	231 583
DISCONTINUED OPERATIONS					
Revenue	1.3	**26 444**	285 682	**26 444**	285 682
Operating profit		**3 280**	34 335	**3 280**	34 335
Interest and investment income received		**1**	249	**1**	249
Interest paid		**–**	2 283	**–**	2 283
Profit before disposal of discontinued operations		**3 281**	32 301	**3 281**	32 301
Profit on disposal of discontinued operations		**7 053**	20 348	**7 053**	4 195
Profit before taxation		**10 334**	52 649	**10 334**	36 496
Taxation charge		**3 100**	40 613	**3 100**	36 770
Profit/(loss) after taxation		**7 234**	12 036	**7 234**	(274)
TOTAL OPERATIONS					
Revenue	1.3 and 2	**3 701 996**	4 011 745	**3 424 843**	3 743 931
Operating profit	3	**85 112**	360 834	**58 612**	357 899
Interest and investment income received	4	**43 556**	35 122	**43 445**	45 282
Interest paid		**55 708**	54 170	**56 796**	54 170
Profit before disposal of discontinued operations		**72 960**	341 786	**45 261**	349 011
Profit on disposal of discontinued operations	5	**7 053**	20 348	**7 053**	4 195
Profit before taxation		**80 013**	362 134	**52 314**	353 206
Taxation charge	6	**15 164**	122 041	**20 026**	121 897
Profit attributable to Highveld shareholders		**64 849**	240 093	**32 288**	231 309
Reconciliation of headline earnings					
Profit attributable to Highveld shareholders		**64 849**	240 093	**32 288**	231 309
Add/(less) after tax effect of :					
(Profit)/loss on disposal of discontinued operations	5	**(4 937)**	10 575	**(4 937)**	22 885
(Profit)/loss on disposal of property plant and equipment		**(6 084)**	1 620	**(6 084)**	(1 205)
Headline earnings		**53 828**	252 288	**21 267**	252 989
Earnings per share – cents	8				
Basic		**66.3**	245.9		
Basic – diluted		**65.4**	242.9		
Headline		**55.0**	258.4		
Headline – diluted		**54.3**	255.2		
Headline – excluding discontinued operation		**52.7**	235.2		

BALANCE SHEETS

at 31 December		Group		Corporation	
		2003	2002	**2003**	2002
	Note	**R000**	R000	**R000**	R000
Assets					
Non-current assets					
Property, plant and equipment	10	**1 125 545**	1 087 695	**1 085 849**	1 079 806
Interest in subsidiaries and joint ventures	11	**–**	–	**30 471**	471
Available-for-sale investments	13	**912 207**	910 509	**907 788**	909 488
		2 037 752	1 998 204	**2 024 108**	1 989 765
Current assets					
Inventories	14	**506 670**	574 840	**489 812**	558 782
Trade and other accounts receivable	15	**426 479**	520 226	**372 677**	450 292
Cash and cash equivalents and interest-bearing deposits	16	**187 753**	204 402	**185 111**	185 890
		1 120 902	1 299 468	**1 047 600**	1 194 964
Total assets		**3 158 654**	3 297 672	**3 071 708**	3 184 729
Equity and liabilities					
Capital and reserves					
Issued capital and premium	17	**560 369**	558 241	**560 369**	558 241
Reserves		**1 069 495**	1 090 966	**1 030 530**	1 088 628
Reserves after proposed dividend		**1 049 912**	1 003 004	**1 010 947**	1 000 666
Proposed dividend		**19 583**	87 962	**19 583**	87 962
Shareholders' equity		**1 629 864**	1 649 207	**1 590 899**	1 646 869
Non-current liabilities					
Deferred taxation	20	**75 964**	66 612	**75 964**	61 795
Long-term liabilities	21	**309 095**	468 802	**309 095**	468 802
		385 059	535 414	**385 059**	530 597
Current liabilities					
Trade and other accounts payable	23	**576 728**	583 915	**529 497**	479 014
Provisions	24	**151 454**	186 337	**151 454**	186 337
Taxation		**750**	281 808	**–**	280 921
Short-term loans	16	**414 799**	60 991	**414 799**	60 991
		1 143 731	1 113 051	**1 095 750**	1 007 263
Total equity and liabilities		**3 158 654**	3 297 672	**3 071 708**	3 184 729
Net borrowings	16	**423 259**	96 936	**425 901**	115 448

for the years ended 31 December					
		Group		Corporation	
	Note	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Cash flows from operating activities					
Cash generated by operations	25.1	**209 148**	540 953	**180 664**	525 720
Interest and investment income received	4	**43 556**	35 122	**43 445**	45 282
Generated/(utilised) to decrease/(increase) working capital	25.2	**43 384**	(112 165)	**85 722**	(65 026)
Net cash generated by operations		**296 088**	463 910	**309 831**	505 976
Interest paid		**(55 708)**	(54 170)	**(56 796)**	(54 170)
Taxation paid	25.3	**(286 870)**	(232)	**(286 778)**	(144)
Cash (used by)/available from operations		**(46 490)**	409 508	**(33 743)**	451 662
Net distributions to shareholders	25.4	**(85 883)**	(56 899)	**(85 883)**	(56 899)
Net cash (outflow)/inflow from operating activities		**(132 373)**	352 609	**(119 626)**	394 763
Cash flows from investing activities					
Replacement of property, plant and equipment		**(209 038)**	(182 762)	**(175 915)**	(193 494)
Impairment provision reversal		**–**	(11 086)	**–**	(11 086)
Proceeds on disposal of property, plant and equipment	25.5	**15 088**	20 312	**15 088**	14 795
Investment to maintain operations		**(193 950)**	(173 536)	**(160 827)**	(189 785)
Net cash inflow from sale of joint venture		**–**	222 251	**–**	222 251
Proceeds from sale of investment in joint ventures partially consolidated	25.6	**–**	222 251	**–**	222 251
Investment in joint venture				**(30 000)**	
Net cash (outflow)/inflow from investing activities		**(193 950)**	48 715	**(190 827)**	32 466
Net cash (outflow)/inflow		**(326 323)**	401 324	**(310 453)**	427 229
Financed/(utilised) as follows					
Decrease in long-term liabilities		**(44 134)**	(257 244)	**(44 134)**	(257 244)
Increase/(decrease) in short-term loans		**364 354**	(457 250)	**364 354**	(457 250)
Payment of capital element of sale and leaseback liability		**(10 546)**	(14 364)	**(10 546)**	(14 364)
Net cash inflow/(outflow) from financing activities		**309 674**	(728 858)	**309 674**	(728 858)
Decrease in cash and cash equivalents		**(16 649)**	(327 534)	**(779)**	(301 629)
Movement of cash and cash equivalents					
Cash and cash equivalents at beginning of year		**204 402**	531 936	**185 890**	487 519
Net cash (outflow)/inflow from operating activities		**(132 373)**	352 609	**(119 626)**	394 763
Net cash (outflow)/inflow from investing activities		**(193 950)**	48 715	**(190 827)**	32 466
Net cash inflow/(outflow) from financing activities		**309 674**	(728 858)	**309 674**	(728 858)
Cash and cash equivalents at end of year		**187 753**	204 402	**185 111**	185 890

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 December	Note	Share capital	Share premium	Non–distributable and translation reserves	Fair value reserve	Retained profit	Total
		R 000	R 000	R 000	R 000	R 000	R 000
GROUP							
Balance at 31 December 2001		97 591	458 966	33 302	–	832 134	1 421 993
Profit attributable to Highveld shareholders						240 093	240 093
Dividends paid in cash to shareholders							
– final no.54	9					(14 639)	(14 639)
– interim no.55	9					(43 944)	(43 944)
Disposal of Columbus Joint Venture				(32 135)			(32 135)
Fair value gain on available-for-sale investment	19				76 155		76 155
Proceeds from shares issued		145	1 539				1 684
Balance at 31 December 2002		97 736	460 505	1 167	76 155	1 013 644	1 649 207
Profit attributable to Highveld shareholders						64 849	64 849
Dividends paid in cash to shareholders – final no. 56	9					(88 011)	(88 011)
Currency translation differences	18			(7)			(7)
Reversal of fair value gain on available–for–sale investment	19				1 698		1 698
Proceeds from shares issued		178	1 950				2 128
Balance at 31 December 2003		97 914	462 455	1 160	77 853	990 482	1 629 864
CORPORATION							
Balance at 31 December 2001		97 591	458 966	33 302	–	838 580	1 428 439
Profit attributable to Highveld shareholders						231 309	231 309
Dividends paid in cash to shareholders							
– final no.54	9					(14 639)	(14 639)
– interim no.55	9					(43 944)	(43 944)
Disposal of Columbus Joint Venture				(32 135)			(32 135)
Fair value gain on available-for-sale investment	19				76 155		76 155
Proceeds from shares issued		145	1 539				1 684
Balance at 31 December 2002		97 736	460 505	1 167	76 155	1 011 306	1 646 869
Consolidation of South Africa Japan Vanadium (Proprietary) Limited						(675)	(675)
Profit attributable to Highveld shareholders						32 288	32 288
Dividends paid in cash to shareholders – final no. 56	9					(88 011)	(88 011)
Fair value loss on available-for-sale investment	19				(1 700)		(1 700)
Proceeds from shares issued		178	1 950				2 128
Balance at 31 December 2003		97 914	462 455	1 167	74 455	954 908	1 590 899

Detailed analyses of share capital, share premium, the non-distributable and translation reserves and fair value reserve appear in notes 17, 18 and 19.

1. Accounting policies

The principal accounting policies of the group and the disclosures made in the annual financial statements, which comply with the International Accounting Standards issued by the International Accounting Standards Committee and which are consistent with those applied in the previous year and are set out below.

1.1 Basis of preparation

The financial statements are presented in Rand, rounded to the nearest thousand and prepared on the historical cost basis.

1.2 Basis of consolidation

All subsidiaries are consolidated and all entities in which the group has half the voting rights are proportionally consolidated.

1.2.1 Investment in subsidiaries

Subsidiaries are those entities in which the group has more than half of the voting rights.

The group financial statements incorporate the assets, liabilities and results of the operations of the corporation and its subsidiaries from the effective date of acquisition or disposal.

Transfers of fixed assets between group companies subsequent to acquisition are restated to reflect the original group cost and accumulated depreciation

1.2.2 Investment in joint ventures

Joint ventures are those entities over which the group exercises joint control in terms of a contractual agreement.

Joint ventures are proportionally consolidated, whereby the corporation's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the group's financial statements.

The results of jointly controlled entities are proportionately consolidated from the effective dates of acquisition up to disposal.

1.2.3 Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the group's interest in the enterprises.

1.3 Revenue recognition

Revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced after discount.

Export sales are determined on the basis of FOB price of products sold or CIF at port of departure or arrival and local sales on the basis of FOR at destination.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

1.4 Interest and dividend income

Interest income is recognised on a time proportion basis, taking account of the principle amount outstanding and the effective rates over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income is recognised at the time when the right to receive payment is established.

1.5 Inventories

1.5.1 Writedowns to net realisable value and inventory losses are expensed in the period in which the writedowns or losses occur.

1.5.2 Finished goods and work in progress are valued at standard cost, including an appropriate apportionment of overheads. Standard cost approximates actual cost determined on the first-in, first-out basis (FIFO).

1.5.3 Raw materials are valued at delivered cost determined on the FIFO basis, with appropriate reductions for handling and stockpile losses.

1.5.4 Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

1.5.5 In all cases inventories are reduced to net realisable or replacement value, if lower than cost.

1.5.6 Slag deposits and dumps are carried in the books at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as operating profit and is included in revenue.

1.6 Property, plant and equipment

1.6.1 Property, plant and equipment, except for assets with values of less than R100 000 which have been depreciated to R1, are depreciated on the straight line basis at rates that will reduce original group cost to estimated residual values over the anticipated useful lives of the assets as follows:

	Number of years
Improvements to property	40
Plant and equipment:	
– Plant	10-35
– Motor vehicles	4
– Mobile equipment	5
– Locomotives	20

Rolls for forming steel are depreciated on the basis of usage.

Expenditure incurred to replace a component at intervals greater than once a year of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalised.

Land and work under construction is not depreciated. Mineral rights are amortised on the basis of tonnage mined.

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Surpluses and deficits on the disposal of property, plant and equipment are taken to income.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and included in operating profit but adjusted in calculating headline earnings.

1.6.2 Borrowing costs
Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. Capitalisation continues until commissioning date. Other borrowing costs are expensed in the period they occur.

1.7 Leases
Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets.

Lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income as they are incurred.

1.8 Impairment
The carrying amount of the group's assets are reviewed and if there is an indication that an asset has been impaired, its recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of the cash generating unit exceeds its recoverable amount. This loss is excluded from calculated headline earnings.

1.9 Renewal and replacement of plant and equipment
Provision relating to past events giving rise to an obligation to incur future expenditure for the renewal and replacement of plant and equipment, is raised or charged against income in the year such events occur.

No provision is made against income where the renewal or replacement of plant and equipment will result in an enduring benefit in the medium- to long-term. Instead, these items are capitalised and amortised over the period such enduring benefit will be enjoyed.

1.10 Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax is calculated at the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

1.11 Foreign entities

The financial statements of foreign entities are translated into South African Rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- The related income statements and cash flows are translated at weighted average rates of exchange. Gains and losses on the translation of subsidiaries and joint ventures' foreign subsidiaries are transferred to non-distributable reserves.

1.12 Related party transactions

The corporation and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures. These transactions are under terms that are no less favourable than those arranged with third parties and are shown on page 59.

1.12.1 Subsidiaries and joint ventures

Details of investments in principal subsidiaries and joint ventures are disclosed in the directors' report.

1.12.2 Shareholders

Details of the principal shareholders of the corporation and a summary of the non-public shareholders are shown on the analysis of ordinary shareholdings on page 4.

1.13 Earnings per ordinary share

Earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue during the year.

1.14 Retirement benefits

The policy of the group is to provide retirement benefits (defined benefit funds, defined contribution funds and contributions to medical aid schemes) for its employees.

The obligation to provide contributions to the retirement benefit funds is recognised with reference to annual independent actuarial valuations, using the projected unit credit method, of the obligations and assets for all material pension and medical plans. Valuations are performed on a date which coincides with the balance sheet date.

The net surplus or benefit obligation is the difference between the present value of the projected benefit obligations and the fair value of the pension and medical plan assets. Where the fair value of the pension and medical plan assets exceeds the present value of the projected benefit obligation, a surplus is recognised only to the extent that it may be distributed to the corporation.

Pension and medical costs comprise both contributions paid and actuarially determined charges. Contributions to defined contribution plans, as well as multi-employer defined benefit plans for which no actuarial valuation is available, are expensed as they are incurred. The amount charged to income in respect of pension and medical plans includes benefits earned in the period, interest cost on projected benefit obligations, estimated return on pension and medical plan assets, actuarial gains or losses and the affect of any changes in terms and conditions of the pension and medical plans which relate to past service periods.

Changes in the net projected benefit obligation as a consequence of changes in terms and conditions of the pension and medical plans, changes in estimate and deviations between actual and expected return on pension and medical plan assets are amortised over the estimated remaining working lives of pensionable employees.

1.15 Short- and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits for leave is recognised and provided for at balance sheet date, based on current salary rates and company contributions.

1.16 Research and development

Research costs incurred with the prospect of gaining new scientific or technical knowledge and understanding are written off in the year in which they are incurred.

Development costs are generally expensed in the period in which they are incurred. Development costs that relate to an identifiable product or process that is demonstrated to be technically or commercially feasible which the group has sufficient resources to bring to market and which is expected to result in future economic benefits, are recognised as assets.

The expenditure capitalised includes the cost of material, direct labour and an appropriate portion of overheads. Capitalised development expenditure is shown at cost less accumulated amortisation and accumulated impairment losses. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. The amount of development cost recognised as an asset is amortised on a systematic basis over the expected economic life of the related development.

If a project is abandoned, during the development stage, the total accumulated expenditure is then written off.

1.17 Financial instruments

Financial assets and financial liabilities are recognised on the Corporation's balance sheet when the Corporation becomes a party to the contractual terms of the instrument.

Recognition

Financial instruments are initially recognised on the trade date.

Measurement

Financial instruments are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below.

1.17.1 Trade and other receivables

Trade and other receivables are stated at actual value and reduced by appropriate allowances for estimated irrecoverable amounts. Foreign debtors are revalued at year-end spot market rates.

1.17.2 Investments

Investments are recognised on a trade-date basis and are initially measured at cost, and are measured at subsequent reporting dates at fair value. For available-for-sale investments, gains arising from changes in fair value are recognised directly in equity and losses, below original cost, are recognised in the income statement. These losses are excluded from calculated headline earnings.

1.17.3 Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

1.17.4 Trade payables
Trade payables are stated at actual value. Foreign creditors are revalued at year-end spot market rates.

1.17.5 Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

1.17.6 Derivative financial instruments
The Corporation uses forward exchange contracts to hedge its risks against foreign currency fluctuations relating to foreign accounts receivable and accounts payable.

Derivative financial instruments have been converted to mark-to-market rates at year-end with the corresponding entry processed to the income statement.

1.18 Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

1.19 Environmental expenditure
Expenditure on plant and equipment for emission control is capitalised and depreciated over the useful lives of the assets while the cost of ongoing current programmes to prevent and control emissions and to rehabilitate the environment is charged against income as incurred.

Future obligations for environmental expenditure are recognised over the periods in which the obligations arise. Measurement of liabilities is based on the current legal requirements and existing technology. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

1.20 Equity compensation benefits
Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant and no compensation cost or obligation is recognised. When the options are exercised, equity is increased by the amount at which the option was granted.

1.21 Dividends paid
Dividends paid are recognised in the income statement, as and when declared by the Board of directors. Taxation expenses on the dividends are dealt with the income statement in the year in which they are declared.

1.22 Discontinuing operations
Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, or are the subject of formal plans for disposal or discontinuance. The profit or loss of the sale of a discontinuing operation is determined up to the discontinuance date.

1.23 Segment reporting
The group is a minerals and metals business. On a primary basis, the corporation is organised into three major operating divisions:

- Steel and vanadium division, comprising mainly the manufacture of plate, coils, structurals and vanadium products;
- Ferro-alloys division, comprising mainly the manufacture of manganese products, ferro-silicon and other carbonaceous products; and
- Packaging division, comprising the manufacture of drums, pails, cans and crowns.

The basis of segment reporting is representative of the internal structure used for management reporting.

1.24 Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held on call, all of which are available for use by the group unless otherwise stated.

31 December 2003	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
2. Revenue				
Sale of goods	**3 701 996**	4 011 745	**3 424 843**	3 743 931
3. Operating profit				
Costs by type	**3 616 884**	3 650 911	**3 366 231**	3 386 032
Raw material and consumables	**1 401 123**	1 547 290	**1 246 584**	1 391 338
Employment costs	**691 557**	647 907	**690 735**	647 907
Railage and transport	**188 560**	147 525	**187 302**	147 525
General charges	**144 721**	319 409	**43 413**	210 646
Repairs and maintenance	**486 293**	472 196	**486 293**	472 196
Energy costs	**474 467**	470 081	**474 441**	470 081
Depreciation on property, plant and equipment	**143 477**	126 884	**142 161**	126 720
Movement in finished goods inventories	**86 686**	(80 381)	**95 302**	(80 381)
Operating profit	**85 112**	360 834	**58 612**	357 899
Operating profit is arrived at after taking into account the following items:				
Research costs	**2 216**	3 058	**2 216**	3 058
Consultancy fees	**2 162**	5 790	**2 162**	5 790
Auditors' remuneration				
Audit fees	**2 140**	2 045	**2 012**	1 892
Other services	**85**	150	**85**	150
Net realised losses on foreign currency differences	**5 999**	8 074	**2 514**	8 074
Directors emoluments (refer to page 35)	**10 831**	9 226	**10 831**	9 226
4. Interest and investment income received				
Interest on cash investments	**13 850**	14 514	**13 739**	13 602
Premium on forward exchange contracts	**12 332**	14 742	**12 332**	14 742
Other investment income	**845**	–	**845**	–
Dividends from subsidiary companies	**–**	–	**–**	11 072
Dividends from Acerinox,S.A.	**11 849**	–	**11 849**	–
Share premium distribution from Acerinox,S.A.	**4 680**	5 866	**4 680**	5 866
	43 556	35 122	**43 445**	45 282

5. Profit on disposal of discontinued operations

5.1 Rheem Crown division

Following the approval of the transaction by the Competition Tribunal, Rheem Crown, was sold to Coleus Packaging (Proprietary) Limited on 17 March 2003.

The profit on disposal is arrived at as follows:

	Group and Corporation
	2003
	R000
Book value of assets disposed of	**51 353**
Reversal of impairment provision raised in prior years	**(10 918)**
Proceeds	**(49 321)**
Profit on disposal of operation	**(8 886)**
Taxation	**2 666**
Profit after taxation	**(6 220)**

5. Profit on disposal of discontinued operations *(continued)*

5.2 Columbus Joint Venture

During 2002, the sale of Columbus Joint Venture was concluded. During the current year, additional expenditure was incurred in the winding-up of this transaction.

The additional loss is arrived at as follows:

Additional expenditure incurred	**1 833**
Taxation	**(550)**
Loss after taxation	**1 283**

5.3 Summary of transactions

	Group and Corporation		
	2003 R000 Before taxation	**2003 R000 Taxation**	**2003 R000 After taxation**
Disposal of Rheem Crown division	**(8 886)**	**2 666**	**(6 220)**
Additional costs incurred on winding-up of disposal of Columbus Joint Venture	**1 833**	**(550)**	**1 283**
	(7 053)	**2 116**	**(4 937)**

	Group		Corporation	
	2003 R000	2002 R000	**2003 R000**	2002 R000
6. Taxation charge				
South African				
Current	**–**	255 768	**–**	255 768
Prior year under provision	**2 308**	–	**2 308**	–
Deferred taxation charge/(reversal)	**9 352**	(159 320)	**14 169**	(159 024)
Capital gains tax	**–**	25 156	**–**	25 153
Secondary tax on Companies	**3 549**	–	**3 549**	–
Non-South African				
Current	**2**	437	**–**	–
Prior year over provision	**(47)**	–	**–**	–
Taxation charge	**15 164**	122 041	**20 026**	121 897
STC credit			**–**	56 520
7. Taxation rate reconciliation				
Tax charge for the year expressed as a percentage of profit before taxation	**%**	%	**%**	%
Normal				
– for continuing operation	**–**	21.1	**–**	22.9
– recoupment on sale of Columbus	**–**	56.6	**–**	56.6
Prior year under provision	**2.9**	–	**4.4**	–
Current year over provision	**–**	–	**–**	–
STC	**4.4**	–	**6.8**	–
Deferred	**11.7**	(44.0)	**27.1**	(45.0)

31 December 2003	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
7. Taxation rate reconciliation *(continued)*				
Net charge in the income statements – effective rate	**19.0**	33.7	**38.3**	34.5
Non-taxable income	**1.8**	1.4	**2.7**	1.4
Prior year underprovision and STC	**(7.3)**	–	**(11.2)**	–
Current year overprovision	**4.4**	–	**(2.5)**	–
Capital portion of rental on sale and leaseback	**3.9**	1.1	**6.0**	1.1
Capital gains tax	**–**	(7.1)	**–**	(7.1)
Foreign income	**13.0**	–	**–**	–
Other	**(4.8)**	0.9	**(3.3)**	0.1
Standard rate	**30.0**	30.0	**30.0**	30.0
Assessed loss			**76 910**	NIL

8. Earnings per share

2003

	Basic	**Basic – diluted**	**Headline**	**Headline – Diluted**	**Headline excluding discontinued operation**
Earnings – R000	**64 849**	**64 849**	**53 828**	**53 828**	**51 531**
Weighted average number of ordinary shares in issue	**97 807 614**	**99 198 998**	**97 807 614**	**99 198 998**	**97 807 614**
Earnings per share (cents)	**66.3**	**65.4**	**55.0**	**54.3**	**52.7**

2002

	Basic	Basic – diluted	Headline	Headline – Diluted	Headline excluding discontinued operation
Earnings – R000	240 093	240 093	252 288	252 288	229 677
Weighted average number of ordinary shares in issue	97 653 171	98 860 498	97 653 171	98 860 498	97 653 171
Earnings per share (cents)	245.9	242.9	258.4	255.2	235.2

The calculation of basic and headline earnings per share is based on the earnings as indicated and a weighted average of 97 807 614 (2002: 97 653 171) ordinary shares in issue during the year.
The calculation of diluted earnings per share is based on the earnings as indicated and 99 198 998 (2002: 98 860 498) ordinary shares in issue for the full year, including exercisable share options.

	Cents per share		Group		Company	
	2003	2002	**2003**	2002	**2003**	2002
			R000	R000	**R000**	R000
9. Distributions to shareholders						
Dividends						
Final no. 56 (2002: no. 54)	**90**	15	**88 011**	14 639	**88 011**	14 639
Interim no. 55	**-**	45	**-**	43 944	**0**	43 944
Total dividends	**90**	60	**88 011**	58 583	**88 011**	58 583

The directors propose that a final dividend of 20 cents in respect of 2003 (2002: 90 cents) be paid to shareholders on or about 8 March 2004.

31 December 2003

10. Property, plant and equipment	Land and mineral rights	Improvements to property	Plant and equipment	Work under construction	Total
	R000	R000	R000	R000	R000
GROUP					
Gross carrying amount					
At 31 December 2002	17 136	86 458	1 979 863	126 527	2 209 984
Additions	–	–	277 742	–	277 742
Work under construction capitalised	–	–	–	(68 704)	(68 704)
	17 136	86 458	2 257 605	57 823	2 419 022
Disposals and scrappings	(237)	(11 641)	(54 461)	–	(66 339)
At 31 December 2003	**16 899**	**74 817**	**2 203 144**	**57 823**	**2 352 683**
Depreciation					
At 31 December 2002	1 572	57 724	1 062 993	–	1 122 289
Charged to profit	108	1 663	141 706	–	143 477
	1 680	59 387	1 204 699	–	1 265 766
Disposals and scrappings	–	(6 439)	(32 189)	–	(38 628)
At 31 December 2003	**1 680**	**52 948**	**1 172 510**	**–**	**1 227 138**
Net carrying amount					
At 31 December 2002	15 564	28 734	916 870	126 527	1 087 695
At 31 December 2003	**15 219**	**21 869**	**1 030 634**	**57 823**	**1 125 545**
CORPORATION					
Gross carrying amount					
At 31 December 2002	16 374	86 821	1 948 296	126 526	2 178 017
Additions	–	–	244 619	–	244 619
Change in classification of joint ventures	–	–	–	(9 275)	(9 275)
Intercompany transfers			1 363		1 363
Work under construction capitalised	–	–	–	(59 429)	(59 429)
	16 374	86 821	2 194 278	57 822	2 355 295
Disposals and scrappings	(237)	(11 641)	(54 099)	–	(65 977)
At 31 December 2003	**16 137**	**75 180**	**2 140 179**	**57 822**	**2 289 318**
Depreciation					
At 31 December 2002	1 571	55 587	1 041 053	–	1 098 211
Charged to profit	108	1 663	140 390	–	142 161
Intercompany transfers	–	–	1 363	–	1 363
	1 679	57 250	1 182 806	–	1 241 735
Disposals and scrappings	–	(6 439)	(31 827)	–	(38 266)
At 31 December 2003	**1 679**	**50 811**	**1 150 979**	**–**	**1 203 469**
Net carrying amount					
At 31 December 2002	14 803	31 234	907 243	126 526	1 079 806
At 31 December 2003	**14 458**	**24 369**	**989 200**	**57 822**	**1 085 849**

A register giving details of all property, plant and equipment including freehold property is available for inspection at the registered office of the corporation on request. Plant and equipment having a book value of R197 203 171 (2002: R210 725 975) have been hypothecated to secure long-term liabilities of R222 247 514 (2002: R232 794 000) (note 21).

31 December 2003	Corporation	
	2003 R000	2002 R000
11. Interest in subsidiaries and joint ventures		
Unlisted shares at cost	**15 506**	1 756
Less : provision for losses	**–**	–
Net interest in shares	**15 506**	1 756
Loans from subsidiaries	**(35)**	(1 285)
Unsecured loans to subsidiaries	**15 000**	–
Net amounts owing by subsidiaries	**14 965**	(1 285)
Net interest in subsidiaries	**30 471**	471
Details of holdings in individual investments are set out in the directors' report.		
12. Investments in joint ventures		
The corporation holds a 50 per cent share (2002: 50 per cent) in Ferroveld (paste manufacturer) and 50 per cent share (2002: 50 per cent) in South Africa Japan Vanadium (Proprietary) Limited, a company that converts vanadium pentoxide into ferro-vanadium.		
The following are summarised financial statements for the corporation's share in the joint ventures for the year under review:		
Income statements		
Revenue	**84 190**	43 402
Operating profit	**7 882**	8 464
(Loss)/profit before taxation	**(2 008)**	10 272
Balance sheets		
Employment of capital		
Property, plant and equipment	**49 526**	18 984
Current assets	**16 261**	8 286
	65 787	27 270
Capital employed		
Corporation's investment	**16 463**	10 156
Retained profit	**10 715**	12 723
Corporation's interest	**27 178**	22 879
Long-term loans	**16 625**	–
Current liabilities	**21 984**	4 391
	65 787	27 270
Cash flow statements		
Cash (utilised)/generated by operating activities	**(12 609)**	16 620
Cash utilised by investing activities	**(32 102)**	(14 595)
Total cash (outflow)/inflow	**(44 711)**	2 025

	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
13. Available-for-sale investments				
– VRB Power Systems Inc. (Previously: Vanteck Technology Corporation)				
Market value at beginning of year	**1 021**	14 260	**–**	–
Fair value surplus transferred to equity (Write down of investment) (note 19)	**3 398**	(13 239)	**–**	–
Market value at end of year	**4 419**	1 021	**–**	–
– Acerinox,S.A.				
Value of shares received from disposal of Columbus Joint Venture	**533 333**	533 333	**533 333**	533 333
Fair value surplus transferred to equity (note 19)	**74 455**	76 155	**74 455**	76 155
Market value at end of year	**607 788**	609 488	**607 788**	609 488
– Columbus Stainless (Proprietary) Limited				
Value of shares received from disposal of Columbus Joint Venture	**300 000**	300 000	**300 000**	300 000
Directors' valuation at end of year – estimated fair value	***300 000***	*300 000*	***300 000***	*300 000*
Total	**912 207**	910 509	**907 788**	909 488

Available-for-sale investments are fair valued annually at the close of business at year-end. The fair value for the investment in Acerinox,S.A. is determined by reference to the Madrid Stock Exchange and VRB Power Systems Inc. to the Toronto Stock Exchange quoted bid prices on 31 December and converted to Rands at the closing spot Euro/Rand and Canadian Dollar/Rand exchange rates. Available-for-sale investments are carried at market value and are classified as non-current assets as they are not expected to be realised within 12 months of the balance sheet date.

	Group 2003 R000	Group 2002 R000	Corporation 2003 R000	Corporation 2002 R000
14. Inventories				
Finished goods	**225 346**	312 032	**216 730**	312 032
Work in progress	**72 760**	38 538	**72 760**	38 538
Raw materials	**87 601**	105 834	**79 359**	89 776
Consumable stores	**120 963**	118 436	**120 963**	118 436
	506 670	574 840	**489 812**	558 782
Inventories carried at net realisable value	**129 382**	5 121	**120 766**	5 121
15. Trade and other accounts receivable				
Trade receivables	**420 891**	551 284	**367 089**	481 350
Prepaid expenditure	**524**	682	**524**	682
Other receivables	**19 529**	4 878	**19 529**	4 878
Add/(less):				
Revaluation of debtors to year-end spot rate	**1 320**	(21 012)	**1 320**	(21 012)
Provision for doubtful debts	**(15 785)**	(15 606)	**(15 785)**	(15 606)
	426 479	520 226	**372 677**	450 292

Trade accounts receivable comprise amounts due for the sale of goods for which the credit period granted ranges between 30 days and 120 days. The provision for doubtful debts is an estimate of amounts considered irrecoverable.

The corporation utilises forward contracts to eliminate or reduce the exposure of accounts receivable denominated in foreign currencies. The corporation is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the currencies of the corporation's principal markets. The fair value of these forward cover contracts have been included under current liabilities. As a matter of principle, the corporation does not enter into derivative contracts for speculative purposes. The directors consider that the carrying amount of trade and other accounts receivable approximates their fair value.

31 December 2003

	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
16. Net borrowings				
Long-term borrowings (note 21.1)	**196 213**	240 347	**196 213**	240 347
Short-term loans	**414 799**	60 991	**414 799**	60 991
Total borrowings	**611 012**	301 338	**611 012**	301 338
Less: Cash and cash equivalents	**187 753**	204 402	**185 111**	185 890
Net borrowings	**423 259**	96 936	**425 901**	115 448
Cash and interest-bearing deposits consist of:				
Cash on hand	**32**	33	**32**	33
Interest-bearing deposits	**15 598**	-	**31 196**	-
Cash at bank	**172 123**	204 369	**153 883**	185 857
	187 753	204 402	**185 111**	185 890

The credit risk on liquid funds is limited because the counter parties are group companies and banks with high credit-ratings assigned by international credit-rating agencies.

	Group and Corporation	
	2003	2002
	R000	R000
17. Issued capital and premium		
17.1 The share capital of the corporation at 31 December was as follows:		
Authorised		
Ordinary shares of R1 each	**139 990**	139 990
1 000 000 variable rate redeemable cumulative preference shares of 1 cent each	**10**	10
	140 000	140 000
Issued		
Ordinary shares of R1 each	**97 914**	97 736
Share premium		
Balance at beginning of year	**460 505**	458 966
Arising from issue of shares	**1 950**	1 539
	462 455	460 505
Balance at end of year	**560 369**	558 241

17.2 Of the total of 4 895 690 (2002: 4 886 795) ordinary shares under the specific authority of the directors in terms of the Share Option Scheme, 3 399 400 (2002: 3 451 900) shares (excluding lapsed options) have been offered to participants, leaving a balance of 1 496 290 (2002: 1 434 895) shares available for the scheme. Of the shares offered, 177 900 (2002: 154 600) were allotted in 2003.

17.3 The directors are authorised to allot, after providing for the issue in terms of 17.2 above, all or any of the remaining unissued shares upon such terms and conditions as they may determine. This authority will remain in place until the next annual general meeting.

31 December 2003				
	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
18. Non-distributable and translation reserves				
Insurance claim proceeds in excess of net book value of assets destroyed less deferred taxation related to recoupment allowances	**1 167**	1 167	**1 167**	1 167
Currency translation difference	**(7)**	0	**0**	0
	1 160	1 167	**1 167**	1 167
19. Revaluation reserve				
19.1 Acerinox,S.A.				
Balance at beginning of year	**76 155**	–	**76 155**	–
Revaluation of investment in Acerinox,S.A.	**(1 700)**	76 155	**(1 700)**	76 155
Balance at end of year (note 13)	**74 455**	76 155	**74 455**	76 155
19.2 VRB Power Systems Inc.				
Balance at beginning of year	**–**	–	**–**	–
Revaluation of investment in VRB (note 13)	**3 398**	–	**–**	–
Balance at end of year	**3 398**	–	**–**	–
19.3 Total				
Balance at beginning of year	**76 155**	–	**76 155**	–
Revaluation of investment in Acerinox,S.A.	**(1 700)**	76 155	**(1 700)**	76 155
Revaluation of investment in VRB Power Systems (note 13)	**3 398**	–	**–**	–
Balance at end of year	**77 853**	76 155	**74 455**	76 155
20. Deferred taxation				
Movement in deferred taxation liabilities:				
Balance at beginning of year	**66 612**	225 932	**61 795**	220 819
Charged to/(reversed) to income	**9 352**	(159 320)	**14 169**	(159 024)
	75 964	66 612	**75 964**	61 795
Deferred taxation provided on temporary differences is made up as follows:				
Capital allowances	**210 852**	184 431	**210 852**	184 431
Provisions	**(137 374)**	(58 754)	**(137 374)**	(63 571)
Assessed loss	**23 073**	–	**23 073**	–
Post-retirement medical benefits	**(20 587)**	(59 065)	**(20 587)**	(59 065)
	75 964	66 612	**75 964**	61 795

31 December 2003	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
21. Long-term liabilities				
21.1 Secured capitalised finance leases (note 10)	**222 248**	232 794	**222 248**	232 794
Unsecured loans (note 22)	**14 581**	18 321	**14 581**	18 321
	236 829	251 115	**236 829**	251 115
Less : amounts payable within twelve months included in short-term borrowings	**40 616**	10 768	**40 616**	10 768
	196 213	240 347	**196 213**	240 347
21.2 Long-term provisions (note 24)	**112 882**	228 455	**112 882**	228 455
	309 095	468 802	**309 095**	468 802

	Lease payments		Present value of minimum lease payments	
21.3 Financial leases				
Consolidated and Corporation				
Amounts payable under finance leases:				
Within one year	**73 727**	73 174	**40 616**	10 768
In the second to fifth years inclusive	**203 860**	280 226	**173 428**	205 434
Thereafter	**10 899**	22 743	**8 204**	16 592
	288 486	376 143	**222 248**	232 794
Less: Future finance charges	**66 238**	143 349	**N/A**	N/A
Present value of lease obligation	**222 248**	232 794	**222 248**	232 794
Less: Amount due for settlement within twelve months included in short-term borrowings			**40 616**	10 768
Amount due for settlement after 12 months			**181 632**	222 026

The terms of the leases and the loans are between 3 and 13 years and bear interest at rates ranging from 6.70 per cent to 11.50 per cent per annum.

All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The obligations under finance leases are secured by the lessor's charge over the leased assets.

Unsecured loans bear interest at 2.67 per cent per annum.

The directors may, in terms of the Articles of Association, borrow from time to time such sums and for such purposes of the corporation as they may deem fit.

	Group	
	Interest received and sales to/(Interest paid and purchases from) related parties for the year ended 31 December 2003	Amounts owed by/(owed to) related parties as at 31 December 2003
	R	R
22. Related party transactions		
Related party transactions with fellow subsidiaries of the group are concluded on an arm's length basis.		
Related parties are all classified as fellow subsidiaries and associates.		
Details of material related party transactions entered into during the year are summarised below:		
Kumba Resources Limited – purchases	**(8 109 111)**	**(356 287)**
Samancor Limited – purchases	**(73 614 143)**	**(17 473 755)**
Scaw Metals, a division of Anglo Operation Limited – purchases	**(9 091 863)**	**(465 677)**
Scaw Metals, a division of Anglo Operations Limited – sales	**43 091 066**	**7 517 881**
Anglo Coal, a division of Anglo Operations Limited – purchases	**(38 777 024)**	**(3 793 462)**
South Africa Japan Vanadium (Proprietary) Limited – Sales	**74 048 459**	**15 963 007**
Ferroveld – purchases	**(12 963 751)**	**(703 331)**
Namakwa Sands, a division of Anglo Operations Limited – purchases	**(1 504 271)**	**–**
Anglo American Corporation of South Africa Limited – interest paid	**(1 983 985)**	**–**
Anglo American Corporation of South Africa Limited – interest received	**2 270 183**	**–**
Anmercosa Finance Limited (registered in United Kingdom) – interest paid (note 21)	**(458 976)**	**(14 581 484)**
Anmercosa Finance Limited (registered in United Kingdom) – interest received	**299 898**	**14 064 037**
Details of transactions with directors appear in the directors' report.		

	Group		Corporation	
	2003 R000	2002 R000	**2003 R000**	2002 R000
23. Trade and other accounts payable				
Trade	**247 004**	313 021	**190 595**	208 114
Other	**329 724**	270 894	**338 902**	270 900
	576 728	583 915	**529 497**	479 014

The directors consider that the carrying amounts of trade and other accounts payable and provisions approximate their fair value.

31 December 2003	Leave pay	Bonus	Litigation	Onerous contracts	Environmental rehabilitation	Post-retirement medical benefits	Total
	R000	R000	R000	R000	R000	R000	R000

24. Provisions

Included under provisions are the following major categories which have arisen as a result of obligating events which have been reasonably quantified and are expected to be paid out:

Group and Corporation

	Leave pay R000	Bonus R000	Litigation R000	Onerous contracts R000	Environmental rehabilitation R000	Post-retirement medical benefits R000	Total R000
Balance at 31 December 2001	34 424	35 683	22 691	–	44 430	154 375	291 603
Amounts charged to income	14 037	74 672	16 948	23 500	7 100	29 823	166 080
Payments charged against provision	(3 223)	(32 168)	(7 500)	–	–	–	(42 891)
Balance at 31 December 2002	45 238	78 187	32 139	23 500	51 530	184 198	414 792
Amounts charged/(credited) to income	37 672	786	12 152	(13 524)	(2 000)	(39 110)	(4 024)
Payments charged against provision	(11 111)	(57 606)	–	–	(1 252)	(76 463)	(146 432)
Balance at 31 December 2003	**71 799**	**21 367**	**44 291**	**9 976**	**48 278**	**68 625**	**264 336**
Total long-term provisions – 2003	**–**	**–**	**–**	**–**	**44 257**	**68 625**	**112 882**
– 2002	–	–	–	–	44 257	184 198	228 455
Total short-term provisions – 2003	**71 799**	**21 367**	**44 291**	**9 976**	**4 021**	**–**	**151 454**
– 2002	45 238	78 187	32 139	23 500	7 273	–	186 337

Leave pay

In terms of the corporation's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle. The obligation is reviewed annually.

Bonus

A provision is raised for bonus entitlements applicable to the current period paid in the subsequent year.

Litigation

Provisions raised for possible legal claims arising out of obligating events.

Onerous contracts

The provision relates to onerous contracts for the recovery of manganese from the Transalloys slagdump and the supply of Anti-Retroviral drugs to Highveld employees.

Environmental rehabilitation

Provision is made on a progressive basis for environmental rehabilitation costs where a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Post Retirement Medical Benefits

(refer note 28)

31 December 2003	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
25. Notes to cash flow statements				
25.1 Cash generated by operations				
CONTINUED OPERATIONS				
Operating profit	**81 832**	326 499	**55 332**	323 564
Adjustment for				–
Depreciation of property, plant and equipment	**142 432**	121 096	**141 116**	120 932
Write-down of investment	**–**	13 239	**–**	–
Transfer (from)/to post-retirement medical *benefits provision*	**(39 110)**	29 823	**(39 110)**	29 823
Profit before tax on disposal and scrapping of property, plant and equipment	**(8 692)**	(10 244)	**(8 692)**	(10 959)
Currency translation difference	**(7)**	–	**–**	
Transfer of South Africa Japan Vanadium opening retained income	**–**	–	**(675)**	–
Other long-term provisions	**–**	7 100	**–**	7 100
	176 455	487 513	**147 971**	470 460
DISCONTINUED OPERATIONS				
Operating profit	**3 280**	34 335	**3 280**	34 335
Adjustment for				
Depreciation of property, plant and equipment	**1 045**	5 788	**1 045**	5 788
Decrease in investment in subsidiaries	**–**	–	**–**	17 973
Profit on disposal of discontinued operations	**7 053**	20 348	**7 053**	4 195
Proceeds received from sale of Rheem fixed assets	**21 315**	(7 031)	**21 315**	(7 031)
	32 693	53 440	**32 693**	55 260
Total cash generated by operations	**209 148**	540 953	**180 664**	525 720
25.2 Generated/(utilised) to decrease/(increase) working capital				
Decrease/(increase) in inventories	**68 170**	(97 498)	**68 970**	(108 144)
Decrease in trade and other accounts receivable	**93 747**	18 373	**77 615**	22 887
(Decrease)/increase in trade and other accounts payable and provisions	**(42 070)**	(33 040)	**15 600**	20 231
Annuity acquisition for pensioners and other payments	**(76 463)**	–	**(76 463)**	–
	43 384	(112 165)	**85 722**	(65 026)

31 December 2003	Group		Corporation	
	2003	2002	**2003**	2002
	R000	R000	**R000**	R000
25. Notes to cash flow statements *(continued)*				
25.3 Taxation paid				
Amounts unpaid at beginning of year	**(281 808)**	(679)	**(280 921)**	(144)
Amounts debited to income statements	**(5 812)**	(281 361)	**(5 857)**	(280 921)
Amounts unpaid at end of year	**750**	281 808	**–**	280 921
	(286 870)	(232)	**(286 778)**	(144)
25.4 Net distributions to shareholders				
Dividends distributed to shareholders	**(88 011)**	(58 583)	**(88 011)**	(58 583)
Proceeds from shares issued	**2 128**	1 684	**2 128**	1 684
	(85 883)	(56 899)	**(85 883)**	(56 899)
25.5 Proceeds on disposal of property, plant and equipment				
Book value of property, plant and equipment disposed	**6 396**	10 068	**6 396**	3 836
Profit/(loss) before tax on disposal of property, plant and equipment	**8 692**	10 244	**8 692**	10 959
	15 088	20 312	**15 088**	14 795
25.6 Proceeds from sale of investment in joint ventures partially consolidated				
Property, plant and equipment	**–**	661 774	**–**	661 774
Investments	**–**	9 906	**–**	9 906
Inventories	**–**	311 244	**–**	311 244
Accounts receivable	**–**	405 212	**–**	405 212
Reserves	**–**	(32 135)	**–**	(32 135)
Accounts payable	**–**	(307 448)	**–**	(307 448)
Proceeds received for sale of Rheem fixed assets	**–**	7 031	**–**	7 031
	–	1 055 584	**–**	1 055 584
	–	(833 333)	**–**	(833 333)
Equity received in Columbus Stainless (Proprietary) Limited	**–**	(300 000)	**–**	(300 000)
Equity received in Acerinox SA	**–**	(533 333)	**–**	(533 333)
Net cash received	**–**	222 251	**–**	222 251
26. Commitments				
Capital expenditure approved by the directors				
Contracted but not provided	**66 688**	10 128	**66 688**	10 128
Authorised but not contracted	**121 167**	71 807	**121 167**	71 807
	187 855	81 935	**187 855**	81 935

Included in the above is unprovided contracted expenditure of R5 255 000 (2002: R10 127 500) and uncontracted expenditure of R NIL (2002: R16 054 000) relating to approved capital expenditure of joint ventures.

It is expected that all capital expenditure will be expended in the coming year and be financed out of internally generated cash flow or available funding facilities.

27. Contingent liabilities

There are no contingent liabilities as at 31 December 2003

28. Employee benefit obligations

Retirement benefits

The corporation provides retirement benefits for its employees. The schemes available are defined benefit funds, defined contribution funds and medical aid schemes. Members pay a contribution of between 6 per cent and 7.5 per cent of basic salary, with the employer's contribution of between 14 per cent and 14.9 per cent of basic salary being expensed as incurred.

All retirement and pension funds are governed by the South African Pension Funds Act of 1956.

Defined benefit pension fund

14 employees (2002: 17) belong to the Highveld Staff Pension Fund. Under this scheme the employees are entitled to retirement benefits of between 2 per cent and 2.1 per cent of final salary for each year of service on attainment of normal retirement age. The actuarial values in terms of AC 116 are considered insignificant and are therefore not disclosed.

Multi-employer defined contribution and benefit funds

3292 employees (2002: 3297), excluding joint ventures, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. There is no commitment by the group, formal or otherwise, to meet unfunded benefits for these funds. The group contributed R13 746 884 (2002: R12 931 078) to these funds.

Post-retirement medical benefits

Highveld has obligations to provide certain post-retirement medical aid benefits to its active employees. In 2002, the provision included pensioner and active members. In 2003, annuities of R76 million were acquired in the pensioners' name. At the same time the pensioners agreed to absolve the corporation of any future claims for post-retirement medical benefits. The remaining provision relates to active members who have the right to post-retirement medical benefits. The benefits differ depending on the employees employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. The corporation recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees. The accumulated post-retirement medical aid obligation and the annual cost of those benefits were determined by independent actuaries.

The corporation recognises a liability relating to future medical aid for certain early retirees. The obligation represents a present value amount, which is actuarially valued on a yearly basis. Any surplus or deficit arising from the valuation is recognised in the income statement. The provision is expected to be utilised within the next year.

Alternatives to the present Highveld Medical Scheme were investigated. It was found that improved benefits at lower cost than currently enjoyed could be achieved. The proposal was put forward to the members of the Highveld Medical Scheme who voted in favour of liquidating the scheme. All members of the Highveld Medical Scheme will join Discovery Health Medical Scheme from 1 January 2004.

31 December 2003

28. Employee benefits obligations *(continued)*

	Group and Corporation Post-retirement medical benefits	
	2003	2002
	R000	R000
Present value of unfunded obligations and liability in balance sheet at end of year (note 24)	**68 625**	184 198
The amounts recognised in the income statement are as follows :		
Service cost	**4 038**	4 250
Interest cost	**12 287**	14 450
Actuarial (gain)/loss	**(12 140)**	15 207
Additional voluntary contribution provided by employer with the view to change to a defined contribution liabilty	**–**	45 330
Total included in employment costs	**4 185**	79 237
Movements in the liability recognised in the balance sheet are as follows :		
Present value of unfunded obligations and liability in balance sheet at beginning of year	**184 198**	154 375
Reduction in liability as a result of disposal of Rheem and Columbus	**–**	(26 722)
Benefits paid	**(2 134)**	(22 692)
Service cost	**4 038**	4 250
Interest cost	**12 287**	14 450
Actuarial (gain)/loss	**(12 140)**	15 207
Utilised to buy annuities for pensioners	**(76 463)**	
(Reversal of excess provision)/additional voluntary contribution provided by employer with the view to change to a defined contribution liability	**(41 161)**	45 330
Present value of unfunded obligations and liability in balance sheet at end of year	**68 625**	184 198
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages)		
Discount rate at 31 December	**10.00%**	12.00%
Health care cost inflation	**7.00%**	10.00%

29. Environmental expenditure

An Environmental Trust has been established for Mapochs mine, De Hoop mine and Spitskop quarry and is registered with the Master of the Supreme Court. As the funds in the trust exceeded requirements, no capital contributions were made for the year (2002: R239 990).

30. Business segments

The corporation is organised into four operating divisions, giving the basis on which primary segment information is reported.

The segments are:

Steel and vanadium segment produces cast billets, hot-rolled profile and flat products, vanadium slag, vanadium pentoxide, ferrovanadium and vanadium chemicals.

Ferro-alloys segment produces manganese alloys, ferrosilicon, electrode paste and char.

Packaging segment produces metal drums, pails, cans and closures.

Transfers between segments are accounted for at prices determined with reference to market prices charged to unaffiliated customers and are eliminated on consolidation. The intersegmental transactions are not significant and are therefore not disclosed separately.

31 December 2003

30. Business segments *(continued)*

Financial information pertaining to business segments is as follows:

	Steel and vanadium **		Ferro-alloys		Packaging		Group	
	2003 R000	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Revenue *	**2 724 668**	2 811 989	**950 884**	914 074	**26 444**	285 682	**3 701 996**	4 011 745
Operating profit	**41 953**	192 649	**39 879**	133 850	**3 280**	34 335	**85 112**	360 834
Property, plant and equipment	**981 244**	972 083	**144 301**	93 252	**–**	22 360	**1 125 545**	1 087 695
Current assets excluding cash	**735 644**	781 014	**197 505**	281 242	**–**	32 810	**933 149**	1 095 066
Capital expenditure	**186 738**	170 669	**22 300**	12 093	**–**	0	**209 038**	182 762
Net cash (outflow)/inflow	**(296 410)**	339 226	**(29 913)**	62 098	**–**	0	**(326 323)**	401 324
Non-cashflow items:								
Depreciation	**125 225**	106 994	**18 252**	14 102	**–**	5 788	**143 477**	126 884

* Revenue pertaining to the steel and vanadium segment comprises R2.0bn (2002: R2.2bn) in respect of steel and R0.7bn (2002: R0.6bn) in respect of vanadium.

** Hochvanadium AG and property companies are included in the steel and vanadium segment which do not qualify as separate segments due to them not being significant.

Creditors and other liabilities cannot be accurately split for segmental purposes.

Financial information pertaining to geographical segments is as follows:

	Africa		North America		Europe		Australasia		Group	
	2003 R000	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Revenue by location of customer	**1 809 778**	2 265 355	**281 747**	412 795	**886 732**	708 179	**723 739**	625 416	**3 701 996**	4 011 745
Revenue by source of assets	**3 453 876**	3 743 931	**–**	–	**248 120**	267 814	**–**	–	**3 701 996**	4 011 745
Operating profit by source of assets	**50 745**	354 777	**–**	–	**34 367**	6 057	**–**	–	**85 112**	360 834

Total segment revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced. Export revenues are recorded at the FOB or CIF price of goods sold.

Segment net operating profit equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest and income tax expenses.

Segment assets and liabilities include directly and reasonably allocable operating assets and liabilities. Given the concentration of assets and liabilities in South Africa, it is not meaningful to allocate such elements on a geographical basis.

31 December 2003

31. Equity compensation benefits

The corporation operates a share option scheme for the benefit of senior management, including executive directors.

Details of share scheme are as follows:

Number of shares available for utilisation at 1 January 2002	4 879 565
Add: Increase in share allocation due to an increase in issued shares	7 230
Number of shares available for utilisation at 31 December 2002	4 886 795
Add: Increase in share allocation due to an increase in issued shares	8 895
Number of shares available for utilisation at 31 December 2003	**4 895 690**

The market value of shares available for utilisation at the end of the year amounted to R74 904 057 (2002: R84 785 893).

Movement in options granted are as follows:

Number of outstanding options at 1 January 2002	1 667 500
Number of options lapsed during the year	(7 300)
Number of options exercised during the year	(144 600)
Number of outstanding options at 31 December 2002	1 515 600
Number of options lapsed during the year	(52 500)
Number of options exercised during the year	(177 900)
Number of outstanding options at 31 December 2003	**1 285 200**

Terms of the options at year-end are as follows:

2003

Option price	**Number of options granted**	**Number of options currently exercisable**
R10.50	**203 300**	**203 300**
R12.50	**456 000**	**456 000**
R16.75	**24 900**	**24 900**
R18.60	**36 000**	**36 000**
R28.75	**460 000**	**460 000**
R37.25	**105 000**	**105 000**
	1 285 200	**1 285 200**

2002

Option price	Number of options granted	Number of options currently exercisable	Number of options exercisable within one year
R10.50	251 200	132 000	119 200
R12.50	586 000	314 200	271 800
R16.75	24 900	24 900	–
R18.60	36 000	36 000	–
R28.75	505 000	505 000	–
R37.25	112 500	112 500	–
	1 515 600	1 124 600	391 000

32. Financial instruments

32.1 Foreign currency risk management

The group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts. Trade import and export exposures are hedged using forward exchange contracts.

Material forward exchange contracts relating to specific balance sheet items at 31 December are summarised below:

	Foreign amount	Contract value	Fair value gain/ (loss) taken to the Income Statement
	USD000	R000	R000
2003			
Exports	**19 623**	**129 212**	**(1 801)**
Imports	**5 932**	**41 648**	**(713)**
2002			
Exports	10 321	97 382	(7 904)
Imports	781	7 346	546

32.2 Interest rate risk management

The group is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed and at the end of the interest rate downward cycle an appropriate portion of borrowings will be transferred to fixed rates.

32.3 Maturity profile of financial instruments

	0 – 12 months	1 – 2 years	3 – 5 years	>5 years	Total
	R000	R000	R000	R000	R000
2003					
Assets					
Available for sale investments	–	308 314	303 893	300 000	912 207
Cash and cash equivalents	187 753				187 753
Trade and other receivables	426 479				426 479
Liabilities					
Interest-bearing borrowings	414 799	144 997	30 165	21 051	611 012
Trade and other payables	576 728				576 728
2002					
Assets					
Available for sale investments	–	1 021	609 488	300 000	910 509
Cash and cash equivalents	204 402	–	–	–	204 402
Trade and other receivables	520 226	–	–	–	520 226
Liabilities					
Interest-bearing borrowings	60 991	111 220	109 162	19 965	301 338
Trade and other payables	583 915	–	–	–	583 915

32.4 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments and trade receivables. The group limits its exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions are spread amongst approved counterparties.

Trade accounts receivable consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and credit guarantee cover is purchased in almost all cases.

32.5 Liquidity risk management

The group manages liquidity risk by maintaining adequate banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows.

TEN-YEAR REVIEW

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
BALANCE SHEETS (Consolidated) (R000)										
Assets										
Property, plant and equipment	**1 125 545**	1 087 695	1 692 573	2 527 886	2 579 497	2 584 902	2 464 562	2 469 384	2 267 634	1 889 966
Available-for-sale investments	**912 207**	910 509	24 166	10 839	10 887	11 793	16 526	19 135	20 856	26 896
Current assets	**1 120 902**	1 299 468	2 264 333	1 949 221	1 744 272	2 179 403	1 477 530	1 321 167	1 201 425	1 185 609
Total assets	**3 158 654**	3 297 672	3 981 072	4 487 946	4 334 656	4 776 098	3 958 618	3 809 686	3 489 915	3 102 471
Equity and liabilities										
Shareholders'equity	**1 629 864**	1 649 207	1 421 993	1 928 494	1 874 152	1 827 154	1 695 768	1 580 945	1 510 642	1 321 989
Non-current liabilities	**385 059**	535 414	915 055	1 182 844	1 350 173	1 671 996	1 320 251	1 411 374	1 108 127	974 496
Current liabilities	**1 143 731**	1 113 051	1 644 024	1 376 608	1 110 331	1 276 948	942 599	817 367	871 146	805 986
Total equity and liabilities	**3 158 654**	3 297 672	3 981 072	4 487 946	4 334 656	4 776 098	3 958 618	3 809 686	3 489 915	3 102 471
INCOME STATEMENTS (Consolidated) (R000)										
Revenue	**3 701 996**	4 011 745	4 427 501	4 521 895	3 477 124	3 782 707	3 423 589	2 705 306	2 535 039	2 138 125
Profit/(loss) before taxation	**80 013**	362 134	(723 660)	56 083	(111 647)	293 523	100 901	67 409	261 430	151 060
Taxation (charge)/credit	**(15 164)**	(122 041)	241 350	32 415	168 270	(76 686)	9 753	2 045	(60 585)	(33 016)
Profit attributable to Highveld shareholders	**64 849**	240 093	(482 310)	88 498	56 623	216 837	110 654	69 454	200 845	118 044
Headline earnings	**53 828**	252 288	25 254	115 596	64 297	219 224	111 496	64 882	198 669	n/a
Net cash (outflow)/inflow	**(326 323)**	401 324	53 104	(39 402)	(423 598)	443 424	175 727	(38 626)	(313 797)	(317 725)
Attributable earnings per share – basic (cents)	**66.3**	245.9	(494.3)	90.8	58.2	222.8	115.0	73.6	218.6	131.2
Headline earnings per share (cents)	**55.0**	258.4	25.9	118.6	66.1	225.3	115.9	68.8	216.2	n/a
Dividends per share – attributable to calendar profits (cents)	**20.0**	135.0	15.0	50.0	30.0	90.0	50.0	35.0	90.0	60.0
Dividend cover (times)	**3.3**	1.8	1.7**	1.8	1.9	2.5	2.3	2.1	2.4	2.2
Net worth (cents/share)	**1 664.6**	1 687.4	1 457.1	1 976.8	1 925.3	1 877.7	1 742.8	1 656.3	1 627.0	1 454.6
Ordinary shares in issue (000)	**97 914**	97 736	97 591	97 558	97 345	97 309	97 302	95 449	92 847	90 883
Current ratio	**0.98**	1.17	1.38	1.42	1.57	1.71	1.47	1.62	1.38	1.47
Quick ratio	**0.54**	0.65	0.9	0.92	1.01	1.28	0.94	0.92	0.60	1.07
Short-term borrowings to shareholders' equity (%)	**25.4**	3.7	37.5	23.6	18.5	13.2	11.5	11.2	11.0	19.5
Net borrowings to shareholders' equity (%)	**26.0**	5.9	35	28.6	27.3	4.8	31.4	44.8	44.3	36.9
Total liabilities to shareholders' equity (%)	**93.8**	100.0	164.1	108.6	105.0	126.6	110.8	115.3	107.0	115.2
Number of employees at year-end	**3 938**	4 192*	4 729*	4 829*	5 157*	5 808*	6 458*	6 533*	6 956*	6 815
Gross revenue per man year (R000)	**919.7**	946.6*	667.5*	636.3*	497.7*	521.3*	390.4*	313.8*	311.5*	276.4
Total steel revenue (R000)	**1 985 367**	2 195 205	1 660 292	1 593 104	1 124 436	1 419 952	1 460 303	1 204 307	1 147 503	1 103 765
Gross value of exports (R000)	**1 934 766**	1 855 603	2 503 790	2 775 379	1 958 487	2 184 942	1 735 479	1 287 480	1 225 657	995 663
Percentage of revenue	**52.3**	46.3	56.6	61.4	56.3	57.8	50.7	47.6	48.4	46.6
PRODUCTION (TONS):										
Total ore mined	**2 092 136**	2 235 229	2 357 560	2 624 485	2 044 500	2 329 860	2 382 200	2 037 725	2 180 850	1 989 499
Hot metal	**792 759**	831 125	849 554	866 642	715 103	911 299	915 075	829 214	888 605	898 114
Vanadium slag	**69 814**	74 395	73 666	70 372	57 652	69 649	70 673	60 846	70 401	71 127
Manganese alloys	**151 944**	170 099	154 159	157 143	140 310	119 323	150 099	117 388	162 802	145 400
Ferrosilicon	**55 453**	59 049	54 159	55 629	54 560	60 568	53 859	53 266	58 722	55 122
Carbonaceous products	**94 125***	91 607*	89 395*	91 750*	85 631*	103 562*	100 277*	97 443*	119 112*	104 657
Continuously cast blocks :	**877 405**	951 921	935 760	947 588	797 489	984 680	1 027 431	932 935	1 005 461	1 018 387
– blooms	**288 565**	370 266	376 931	400 124	384 533	397 644	424 522	388 008	424 014	400 298
– slabs	**410 477**	438 615	399 845	431 213	378 566	432 233	439 617	401 239	416 707	430 988
– billets	**178 363**	143 040	158 984	116 251	34 390	154 803	163 292	143 688	164 740	187 101
Rolled products :	**578 035**	701 087	653 723	711 743	657 761	721 888	756 135	680 313	747 822	716 525
– billets	**–**	–	2 426	–	–	–	–	–	–	–
– sections	**236 016**	313 083	312 815	339 970	322 901	339 786	370 299	331 302	365 964	325 537
– plate	**164 877**	186 996	208 520	158 458	152 577	192 956	212 159	187 480	185 572	196 189
– coils	**177 142**	201 008	129 962	213 315	182 283	189 146	173 677	161 531	196 286	194 799

* Joint Ventures excluded ** Based on headline earnings

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED
Registration Number: 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za
("Corporation")

A member of the Anglo American plc group

FORM OF PROXY

I/We .... (Name in block letters)

of .... (Address in block letters)

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited ....

do hereby appoint ....

of ....

or failing him/her ....

of ....

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the annual general meeting of members to be held on Friday, 7 May 2004 at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

		For	Against	Abstain
1.	**Adoption of Annual Financial Statements**			
2.	**Appointment of auditors**			
3.	**Election of directors**			
	CJ Colebank			
	AJ de Nysschen			
	NB Mbazima			
	BJT Shongwe			
4	**Placing of unissued shares under the control of the directors**			
5	**Increase of maxima of directors' and chairman's fees in terms of article 73 of the Articles of Association**			

Date: .... Signature: ....

PLEASE READ THE NOTES AND INSTRUCTIONS OVERLEAF

NOTES AND INSTRUCTIONS

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the corporation.

2. Every person present and entitled to vote at the annual general meeting as a member or as a proxy or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.

3. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

INSTRUCTIONS ON SIGNING AND LODGING THE FORM OF PROXY

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.

2. The chairman of the meeting shall be entitled to decline/to accept the authority of a person signing the proxy form

   (a) under a power of attorney; or

   (b) on behalf of a company

   unless that person's power of attorney or authority, is deposited at the offices of the corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the form of proxy.

3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

4. When there are joint holders of shares any one holder may sign the form of proxy.

5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

6. Completed forms of proxy should be returned to the corporation's share transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg 2001 (P O Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED
Registration Number: 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za
("Highveld")

A member of the Anglo American plc group

VOTING INSTRUCTION FORM

ONLY FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR HIGHVELD SHARES

For use in respect of the Annual General Meeting to be held at 11:00 on Friday, 7 May 2004, in the AGM room at 44 Main street, Johannesburg, 2001.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolution in the spaces provided below. However, should such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I/We ....

being (a) shareholder(s) of the corporation who has/have dematerialised my/our shares in Highveld do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of Highveld to be held at 11:00 on Friday, 7 May 2004.

VOTING INSTRUCTION:

(See Notice to Members on page 5 for the description of the resolutions)

	For	Against	Abstain
Ordinary resolution number 1			
Ordinary resolution number 2			
Ordinary resolution number 3			
CJ Colebank			
AJ de Nysschen			
NB Mbazima			
BJT Shongwe			
Ordinary resolution number 4			
Ordinary resolution number 5			

Notes:

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through which the Highveld shares have been dematerialised to reach their offices by not later than 11:00 on Wednesday, 5 May 2004.

Signed at .... on 2004

Signature: ....

THIS VOTING INSTRUCTION FORM IS NOT FOR USE BY REGISTERED SHAREHOLDERS.



REGISTRATION NUMBER: 1960/001900/06
(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)
SHARE CODE: HVL
ISIN: ZAE 000003422
www.highveldsteel.co.za

▲CREATIVITY